02049605

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Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aggreko PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

FILE NO. 82- 4659 FISCAL YEAR 12-31-01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 9/4/02

BUILDING ON OUR REPUTATION FOR EXCELLENCE

Aggreko plc ANNUAL REPORT AND ACCOUNTS 2001


aggre

SPECIALIST ENERGY MARKETPLACE



Serving Europe
Serving Asia and the Far East
Serving North and South America
Serving the Middle East and Africa
Serving Australia and the South Pacific

Meeting any challenge, in any sector, on any continent . . .




THE LEADING GLOBAL PLAYER IN THE

We provide portable power, temperature control and compressed air systems to companies around the world. We help them increase profits by creating opportunities, solving problems and reducing risk using our unique network of global locations, equipment and technical services. Our people apply their creative energy, skill and know-how every day to make a critical difference in our customers' operations.


aggreko

aggreko *The power to change your world*

We are totally committed to enhancing shareholder value by delivering growth in quality earnings through an ever-expanding range of added-value services, focused on solving customers' increasingly complex temporary power, temperature control and oil-free compressed air requirements around the world.

FIVE YEARS OF GROWTH


£m
163.3
178.9
226.0
279.5
325.8
97
98
99
00
01

TURNOVER


£m
40.3
65.6
78.2
84.1
99.1
97
98
99
00
01

CAPITAL INVESTMENT


pence
8.15
9.48
12.27
14.40
15.70
97
98
99
00
01

DILUTED EPS



DR CHRISTOPHER MASTERS

AGGREKO'S REPUTATION – BUILT ON ALMOST 40 YEARS OF EXPERIENCE – TO RELIABLY MEET TEMPORARY ENERGY NEEDS ANYWHERE AND AT ANY TIME, CONTINUES TO SET THE COMPANY APART FROM ITS COMPETITORS.

2001 has been another successful year for Aggreko. Despite the tragic events of September 11 in the United States, together with the economic uncertainty in much of the world, Group turnover has increased by 16.6% to £325.8 million. Pre-tax profits are 10.4% ahead at £67.1 million, with diluted earnings per share 9.1% up at 15.70 pence. Over the last twelve months, £99.1 million has been invested in the future development of the business, and we have significantly increased our employee numbers particularly in Europe.

As a company, Aggreko is committed to enhancing shareholder value by delivering growth in quality earnings through an ever-expanding range of added-value services, focused on solving customers' increasingly complex temporary power, temperature control and oil-free compressed air requirements around the world. Many of the markets in which we operate are continuing to show good growth opportunities as major companies and organisations concentrate on their core competencies and outsource their increasingly sophisticated temporary utility needs. Aggreko's reputation – built on almost 40 years of experience – to reliably meet temporary energy needs anywhere and at any time, continues to set the Company apart from its competitors.

Last year's re-organisation of the European business is delivering real and tangible benefits, with good levels of demand being experienced in a wide range of sectors. In North America – despite the slowing in demand during the second half, particularly following the tragic events of September 11 – the Company is continuing to develop the specialist applications side of the business, and has increased the number of long-term partnership agreements it has with major international organisations.

In the weeks leading up to Christmas, Aggreko installed the majority of the temporary electrical distribution systems for the Salt Lake City Winter Olympic Games which have subsequently proved to be a great success. Following the conclusion of the Games, much of this equipment will be transferred to Japan where we have been awarded the contract to supply the temporary power systems required for the worldwide television transmissions of the 2002 World Cup. The award of these prestigious and technically demanding contracts is further evidence of the Company's increasing reputation to reliably meet complex temporary energy needs anywhere, at any time.

After a strong start to the year, our major power projects business suffered in the second half due to international uncertainty delaying a number of projects. However, the opportunity has been taken to broaden the scope of the business, including the establishment of a base in Uruguay to better service the South American market.

At the beginning of 2001, we announced a number of new senior management appointments, including that of Philip Harrower as Group Managing Director. On 10 December 2001, we further announced that – on 1 January 2002 – Philip Harrower would be appointed Chief Executive in anticipation of my own retirement in May 2002.

Prior to retiring from the Company, I shall be standing down as chairman at the Company's Annual General Meeting (AGM) on 24 April 2002 to be succeeded by Philip Rogerson as non-executive Chairman.

Between them, the two Philips have over 23 years of experience with Aggreko. Philip Harrower – who joined the company in 1983 – has, since moving to the United States in 1986, been the principal architect of the growth of our American business. Philip Rogerson joined the Company on the run up to demerger in September 1997, having previously been Deputy Chairman of BG plc (formerly British Gas plc) and has provided invaluable help to myself as well as the Board over the past four and a half years.

Also stepping down at this year's AGM will be Sir Ronald Miller who, like Philip Rogerson, joined Aggreko just prior to demerger, having previously been a Director of Christian Salvesen PLC and Chairman of Dawson International PLC. As with Philip, his help and advice has been invaluable and my colleagues and I wish him well. Finally, I must also acknowledge a debt of gratitude to Marie-Bernard Trannoy who, due to significantly increased business commitments with Cadbury Schweppes, reluctantly had to resign from the Aggreko Board in October 2001.

Although the Board will no doubt miss the wise counsel of both Sir Ronald and Marie-Bernard, I am delighted to welcome Nigel Northridge who joined the Board on 14 February 2002 and will stand for election at the Company's AGM in April. Nigel, who is Chief Executive of Gallaher Group plc, has considerable international experience in sales and marketing and will bring an added dimension to the Aggreko Board.

On a personal note, although after almost 18 years' association with Aggreko – during which the Company has grown from a small private company to a truly global enterprise – I shall be sad to leave, I had always planned to retire from the business at the age of 55.

Much has changed over the last 18 years, and I am sure much will change in the future. 2001 has been a year of transition in terms of both senior management structure and future strategy. 2002 will undoubtedly be another challenging year, however Aggreko has an outstanding team of people and, under its new leadership, I am confident that the Company will continue to develop and prosper.

Looking specifically to the year ahead, there is no doubt that the economic outlook is generally less positive than in recent years and, as announced in December, our preliminary capital investment plans for 2002 anticipated a reduced spend in the region of £70 million. Although, in the light of the experience of the last two months, we see no reason to increase this figure, it is important to emphasise that – since the bulk of the investment will continue to be in revenue-earning assets with short lead-times – the Company is in an excellent position to rapidly tailor its capital spend to meet market demand.

With this in mind, the Board is recommending a final dividend of 3.20 pence which, when added to the interim dividend of 2.10 pence, gives a total for the year of 5.30 pence per ordinary share, representing an 8.2% increase on 2000. Subject to approval by shareholders, the final dividend will be paid on 24 May 2002 to ordinary shareholders on the register as at 26 April 2002, with an ex-dividend date of 24 April 2002.

Notwithstanding the fact that the first few months of the year are traditionally a slow time for our business in North America, it is difficult at this stage to discern any firm evidence of an improvement in demand outside the activities surrounding the Salt Lake City Olympics.

In Europe, on the other hand, we are continuing to make good progress and, on the international front, we are now starting to see a steady improvement in enquiry levels. Although the outlook remains uncertain, the Board believes that the Company is well placed to respond quickly to any pick-up in business activity levels and therefore continues to look to the future with cautious optimism.

Dr Christopher Masters
Chairman
26 February 2002



OUR REPUTATION FOR GLOBAL SERVICE CREATES NEW OPPORTUNITIES

Using our unique global network, we deliver the same levels of service and excellence, regardless of location and terrain. Wherever our customers are based, they expect, and receive, our full support and back-up day and night, 365 days a year.

As the global leader in specialist energy solutions, we are constantly finding new opportunities, new marketplaces and new uses for our expertise. With operations in five continents, we continue to establish a local presence in new areas around the world, bringing us ever closer to the customer – whatever they do, whenever they do it, wherever they are.





UNPARALLELED COVERAGE

With experienced staff available to serve any location around the world and around the clock, Aggreko was able to provide on-site support and a high-quality loadbank package at the Dalian New Shipyard, China.


aggreko
7
aggreko

STRENGTH ON THE GROUND

The opening of a larger facility in Antwerp, Belgium – a state-of-the-art model for future Aggreko depots in Europe – further expanded our offering to customers in the Benelux countries.



OUR REPUTATION FOR CREATIVE THINKING DELIVERS INNOVATIVE SOLUTIONS

Aggreko's quest for opportunities is twofold. It's not just a matter of expanding the marketplaces for our own people and technology; it's also a question of searching for new ways for our customers to minimise downtime, reduce risk, or improve performance.

Our pursuit of innovation includes developing new applications that satisfy the highest technical and environmental standards. But it goes far beyond that. It's about listening to our customers, thinking about their present and their future, and combining expertise with imagination to give them new solutions. In doing so, we're not only adding real bottom-line value for our customers, we're changing the rules in our industry.





aggreko

THE SEARCH FOR THE NEW

Aggreko's new environmentally-sensitive generators minimise emission, noise and spillage risk, creating new application potential for world markets.



aggreko
ATAC

INFORMATION IS POWER

The new Aggreko Technical Applications Centre (ATAC) database ensures that new ideas and solutions from Aggreko are disseminated to customers right across the globe.



OUR REPUTATION FOR PEAK PERFORMANCE ENSURES LONG-TERM RELATIONSHIPS

Aggreko's reputation for service, innovation and reliability comes from the quality of our people, whose wide range of specialist skills lie at the heart of our relationships with our customers.

Listening, learning, commitment, initiative – these are the skills with which we solve problems and inspire confidence. They also help build long-lasting relationships, turning one-off customers into repeat business.

In sectors from petrochemicals to pharmaceuticals, from films to food and drink, our customers are major international companies which expect peak performance. And this is exactly what we deliver – time after time.



USA SALT LAKE 2002 OFFICIAL SUPPLIER

OLYMPIAN ACHIEVEMENT

Aggreko has been chosen to provide temporary power solutions at nine consecutive summer and winter Olympic games, including the 2002 Salt Lake City Olympics in the US.

CONSISTENT WINNERS

With over 25 years' experience in the oil industry, Aggreko has provided temporary power solutions for every platform float-out in the Norwegian sector of the North Sea since the 1970s.



PHILIP HARROWER

THE QUALITY OF OUR SERVICES, THE FLEXIBILITY OF OUR EQUIPMENT AND THE GLOBAL NATURE OF OUR OPERATIONS CONTINUE TO SET US APART IN THE WORLD MARKETPLACE.

Aggreko had another good year in 2001. Despite difficult trading conditions in many parts of the world, a decline in some of our traditional markets and the aftermath of the terrorist attacks in the United States, total revenues increased by 16.6% to £325.8 million, with operating profit of £76.2 million, up 10.8%. In constant currency terms, revenues and operating profit are 13.6% and 7.7% ahead respectively.

We expanded our depot network with several new openings, both in Europe and in North America. New, state-of-the-art facilities were opened in Antwerp, St Louis and New Orleans and towards the end of the year we opened up in South America, with a facility in Uruguay. Significant new contracts have been won during the course of the year, some carrying forward into 2002. The most notable are the Winter Olympics in Salt Lake City and the World Cup in Japan, where the full depth of our talent and capability will be on show to the world.

Almost £100 million of capital has been invested during the course of the year, most of this on new fleet – with particular emphasis on power and air – where the latter has shown considerable growth over the prior year. To continue our drive to the creation of new business on many fronts, and to ensure we grow the value-added offering of Aggreko to our global customers, over 200 people have been added to the organisation.

NORTH AMERICA

While the decline in the US economy and the tragic events of September 11, made trading in some markets difficult, our North American business grew revenues by 13.1% to $235.0 million, with trading profits 9.7% ahead at $57.6 million. Trading margins reduced slightly from 25.1% to 24.5%.

The year started well, with a major boost coming from the West Coast power crisis. This was, however, short-lived as government legislation effectively capped the price of energy. In addition, the economic slow-down together with the cooler summer reduced demand in some of our markets during the second half.

Our partnership programmes, the most notable being the EAP (Energy Alliance Partnerships), continued to build momentum and feed our

Right: Opened in late 2001, the new depot in St Louis, Missouri, is a 5-acre depot facility employing 25 people and featuring a full line of equipment: water chillers, dehumidifiers, 100 percent oil-free air compressors and cooling towers.

Far right: A US military Black Hawk helicopter plucks a 125kW generator off a flatbed to fly it into the mountains of Salt Lake City, Utah. As an official supplier to the 2002 Winter Olympic Games, Aggreko's 107-man team placed 350 generators in difficult to reach terrain, using over 500 miles of distribution cable miles to deliver 100MW.





depots with business, protected by the exclusivity of the contracts. New signings of particular note include BP, Shell, Anheuser-Busch and Conoco. The engineering talent added over the last two years is now beginning to pay real dividends, with creativity and value added at the forefront of each of these unique agreements.

While demand in the shipping, telecommunications and chemical sectors was down, as was entertainment post September 11, we enjoyed excellent business levels in both the refinery and offshore oil markets, and we continued to make good progress in the food and beverage sector where the future growth potential is significant.

During the course of the year Aggreko's power business in North America grew by 13.9%. Oil-Free Air was 20.6% ahead and, on the Temperature Control front revenues were 8.1% up despite the cool summer, reduced demand in the chemical sector, and the cancellation of some large outdoor events towards the end of the year. Our industrial cooling tower business had another solid growth year, as did dehumidification.

During the latter part of the year we successfully installed the extensive power and distribution system required for the Salt Lake City Olympics.

In the entertainment arena we maintained our dominant position, with another Super Bowl, a US Open golf tournament and the 'Planet of the Apes' movie successfully completed.

EUROPE

We have had an excellent year in Europe. Revenues of €148.5 million are 16.0% ahead which – with margins being broadly maintained (18.6% compared to 19.0% in 2000) – resulted in a 13.2% growth in trading profits to €27.5 million.

The restructuring of our business, including relocating the headquarters to Holland, has been a great success. We now have a truly sales- and operations-led business, poised for future growth on many fronts.

The strategy of the European operation draws on best practices adapted from Aggreko's global operations, with future growth envisaged to come from customer partnership



Left: An Aggreko technician and his customer recap project details while a 100% oil-free air compressor awaits delivery in the background.

Aggreko's business split

NORTH AMERICA 50%

EUROPE 28%

INTERNATIONAL 22%

programmes, geographic expansion and major projects. In 2001, we completed several multi-MW power projects in Spain, saw solid growth in Germany and Belgium, as well as enjoying good performances from our businesses in France and the UK. Though relatively new, our single location in Sweden produced a good performance, as did Norway and we look to further geographic expansion in 2002 and beyond.

Fuelled by creative applications developed in North America, we launched our customer partnership programme in Europe. Though small today, the growth opportunities are significant and in many cases involve the same customers we deal with in North America and in other parts of the world.

All three products showed solid growth, with temperature control – which grew by 28.6% – benefiting from some winter work, as well as the traditional summer activity. Oil-free air, which grew by 37.6%, also performed well and, with a large injection of new electric fleet towards the year end, these products are poised to grow further in 2002. We added to our big power fleet, helping in part to complete major projects in Spain for Endesa and Hidrocantabrico which helped to grow our power business by 10.8%.

INTERNATIONAL

Following an excellent first half to the year, our International business had a difficult second half resulting in a full year trading profit of £16.5 million, 3.8% down on 2000 from a revenue of £70.3 million which was 11.9% ahead.

The continuing strategy of broadening the customer base of our international power projects business resulted in a planned decrease in margin from an unsustainable 27.3% to 23.4%. Unfortunately, this was further affected by a lower than expected level of activity in the second half of the year when our projects business suffered from global uncertainty, particularly following the events of September 11. Several projects which were cancelled or postponed, coincided with the ending of large projects in Sri Lanka and Kenya which resulted in lower than expected levels of equipment utilisation. On the positive side, our drive to end-user work has brought us success in Africa, Asia, and the Far East.





Far left: Employing highly specialized, environment-friendly 'scrubbers', Aggreko reduces emissions for a utility customer. For many projects, emissions can be reduced by as much as 90% or more, allowing equipment to run cleaner for a longer time.

Left: Aggreko demonstrates its commitment to the development of its employees through regular training, from health and safety to a wide assortment of trainee and apprenticeship programmes.

Somewhat in contrast to the projects business, our international depot business did well throughout the year with the Middle East in particular showing strong growth. The temperature control launch of last year is proving very successful and represents a real opportunity for future growth. Singapore, though small, did well and our Australian business turned in a good performance. In addition, we expanded our geographic coverage with the opening of a new depot in New Zealand early in the year.

OUR COMMITMENT TO THE ENVIRONMENT

We have continued to pay particular attention to environmental issues, using best-available technology in each of our operations and in our design and assembly operation based in Dumbarton, Scotland. Specific attention is paid to important issues such as emissions, noise abatement and the prevention of spillages and refrigerant leaks.

OUR EMPLOYEES

During the year in review, we have continued to invest heavily in people – with a particular emphasis on trainee and apprenticeship programmes – helping to shape our future.

All employees were made aware of the Group's commitment to health and safety, and our constant drive to minimise work-related accidents.

The quality of our service, the flexibility of our equipment and global nature of our operations continue to set us apart in the highly competitive world marketplace in which we operate. Our success would not be possible, however, without our people and the dedication, commitment and pride they bring to Aggreko.

Philip J Harrower
Group Chief Executive
26 February 2002



ANGUS COCKBURN

The trading results are discussed in the Chairman's Statement and Operating Review. This financial review provides information on accounting, treasury, taxation and other matters.

Earnings per Share

The diluted earnings per share for the year were 15.70 pence, an increase of 9.1% on the 2000 figure of 14.40 pence. Basic earnings per share for the year of 15.77 pence represent an increase of 8.7% over the 2000 figure of 14.51 pence.

Shareholders' Funds

Shareholders' funds increased by £31.2 million to £170.3 million, represented by the net assets of the Group before net debt, of £303.5 million and net debt of £133.2 million.

The proposed dividend for the year of 5.30 pence, an increase of 8.2% over 2000, results in a dividend charge of £14.2 million – that combined with a profit for the financial year of £42.3 million results in retained earnings of £28.1 million for the year. In addition, a total of 0.7 million ordinary shares were issued to satisfy the exercise of options resulting in a £1.4 million increase in shareholders' funds. The movements in currencies, notably the weakening of sterling against the US dollar, also increased shareholders' funds by £1.7 million.

Cash Flow and Net Debt

The Group continues to be strongly cash generative and EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortisation) for the year amounted to £128.6 million, up 13.9% on 2000. The net cash inflow from operating activities during the year totalled £123.3 million (2000 – £101.3 million), which contributed significantly to funding the capital expenditure of £99.1 million, which was up £15.0 million on 2000, and £46.9 million in excess of the depreciation charge. Net debt increased by £17.0 million during the year, reflecting this continued growth in capital investment, together with the higher levels of working capital, taxation and interest associated with the growth of the business.

Financial Position

Despite the increase in net debt, gearing (net debt as a percentage of total capital and reserves) at 31 December 2001 reduced to 78% from 84% at 31 December 2000.

The net interest charge for the year was £9.1 million, an increase of 14.2% on 2000, reflecting the higher level of net debt during the year. Despite this, interest cover remains strong at 8.4 times, compared to 8.6 times in 2000. Dividend cover of 3.0 times compares with 2.9 times in 2000.

The net operating assets of the Group at 31 December 2001 total £335.2 million, up £50.7 million on 2000, reflecting principally the increase in tangible fixed assets. The resulting returns on average net operating assets remain strong at 24.6%, albeit down from 26.9% in 2000.

Currency Translation

As the Group does not look to protect the sterling values arising on the translation of overseas turnover and profits, the effect of changes in the value of sterling, compared to 2000, on the translation of the results of the Group's overseas operations was to increase turnover and operating profit by £8.3 million and £2.2 million respectively. Set out in Table 1 are the principal exchange rates used to translate the Group's overseas profits and net assets.

Table 1	2001 Average	2001 Year End	2000 Average	2000 Year End
Principal Exchange Rates				
United States $	**1.4404**	**1.4484**	1.5156	1.4942
Euro	**1.6076**	**1.6425**	1.6412	1.6066
Other Operational Exchange Rates				
UAE Dirhams	**5.2894**	**5.3200**	5.5262	5.4724
Australian $	**2.7826**	**2.8423**	2.6081	2.6888

Source: Reuters

Shareholders' Funds (£m)


170.3
139.1
103.6
80.9
68.5
97
98
99
00
01

Cash Flow from Operating Activities (£m)


123.3
101.3
92.9
72.2
70.5
97
98
99
00
01

TREASURY

Role of Group Treasury

The Group's treasury function is managed centrally to support the operating activities of the Group. Its primary role is to ensure that adequate liquidity is available to meet the Group's funding requirements as they arise and that financial risk arising from the Group's underlying operations is effectively identified and managed.

The Group does not undertake any trading activity in financial instruments nor does it enter any leveraged derivative transactions.

Management of Foreign Exchange Risk

The Group manages its currency flows to minimise foreign exchange risk arising on transactions denominated in foreign currencies and uses forward contracts where appropriate to hedge net currency flows.

In order to reduce the currency risk arising on its net investments the Group uses direct borrowings in the same currency as those investments. Group borrowings are currently drawn down in the principal currencies affecting the Group, namely US dollar, sterling and euro.

Management of Interest Rate Risk

The Group's borrowings of £143.1 million at 31 December 2001 were principally drawn under bank facilities at floating rates. In order to manage interest rate risk the Group uses interest rate swaps and forward rate agreements where appropriate to vary the mix of fixed and floating rate. At 31 December 2001 debt of £101.8 million, after interest rate hedging activity, was at fixed rates of interest. This results in a fixed to floating rate net debt ratio of 76:24.

Management of Funding and Liquidity Risk

The Group maintains sufficient facilities to meet its normal funding requirements over the medium term. These facilities are primarily in the form of bank borrowings arranged on a bilateral basis with a number of international banks. The Group does not consider that the financial covenants contained in the facilities are restrictive to its operations.

Management of Counterparty Credit Risk

Cash deposits and other financial instruments give rise to credit risk on amounts due from counterparties. The Group manages this risk by limiting the aggregate amount and duration based on the credit rating of the relevant counterparty.

Financial Indicators

The financial indicators, which when taken together are a measure of performance and the efficiency of the finance and risk management structures in place, are shown in Table 2.

Table 2: Financial Indicators	2001	2000
Interest Cover	**8.4 times**	8.6 times
Net Debt/Equity	**78%**	84%
Net Debt/EBITDA	**103%**	103%
Average Cost of Debt	**6.4%**	6.9%
Group Tax Rate	**37.0%**	36.5%

TAXATION

The Group's taxation charge of £24.8 million comprises taxation payable on the Group's profit on ordinary activities and, as in previous years, includes a full charge for deferred taxation. The Group's effective taxation rate for 2001 was 37.0% (2000 – 36.5%) reflecting the geographic mix of profit generation. This rate is considered to be broadly maintainable and will not be materially affected by the introduction of FRS19.

OTHER MATTERS

Accounting Developments

The Accounts this year comply with the requirements of the following most recent accounting standards issued by the Accounting Standards Board:

FRS 17 'Retirement Benefits' introduces changes to accounting for pensions and similar benefits. Although its measurement rules are not required to be implemented in Aggreko's Accounts until the year ending 31 December 2003, in the current year Accounts the Group is following the permitted transitional arrangements.

FRS 18 'Accounting Policies' requires that companies adopt the accounting policies most appropriate to their particular circumstances, that these policies are reviewed regularly to ensure they remain appropriate and changed when a new policy becomes appropriate. The directors have reviewed the Group's accounting polices and believe them to be the most appropriate to the Group's circumstances.

FRS 19 'Deferred tax' makes changes to the accounting for deferred tax. Previously deferred tax was accounted for on the partial provisioning basis required by Statement of Standard Accounting Practice 15. The new standard requires full provision to be made for deferred tax with certain exceptions. The new standard will be adopted in the Accounts for the year ending 31 December 2002 and is not expected to have a material impact on the Group effective rate of taxation.

Euro

The introduction, on 1 January 2002, of euro banknotes and coins has had no impact on the Group's business.

Angus G Cockburn
Finance Director
26 February 2001

BOARD OF DIRECTORS



DR CHRISTOPHER MASTERS † (54)
CHAIRMAN (Executive Chairman until 1 January 2002)

Dr Masters was Group Chief Executive of Christian Salvesen PLC from October 1989 until the demerger of Aggreko in September 1997 when he was appointed Executive Chairman of Aggreko plc. He had been a Director of Christian Salvesen since 1987 and in 1984 he led the negotiations which resulted in the acquisition of Aggreko. Prior to joining Christian Salvesen in 1979 he worked for Shell Research N.V. in the Netherlands and Shell Chemicals in London. Currently, he is also a Non-executive Director of the British Assets Trust plc as well as Chairman of the Scottish Higher Education Funding Council and a member of the Board of the Scottish Chamber Orchestra. He will retire from the Board at the end of the forthcoming Annual General Meeting.



PHILIP HARROWER † (45)
GROUP CHIEF EXECUTIVE

Phil Harrower joined Aggreko in 1983 as Scottish Rental Manager. In 1986 he moved to the USA as a key member of a small team charged with the responsibility of developing the Company's activities in North America. Over the succeeding 12 years, Aggreko's business in North America grew rapidly from one location and 18 people to over 50 locations employing almost 900 people. In January 1998, he was appointed as President of Aggreko Inc. and as an Executive Director of Aggreko plc. On 1 January 2001 he succeeded David Yorke as Group Managing Director and on 1 January 2002, was appointed as Group Chief Executive.



DEREK SHEPHERD (59)
MANAGING DIRECTOR – INTERNATIONAL

Derek Shepherd, a Chartered Engineer, left his position as Managing Director of Taylor Woodrow Nigeria to become International Managing Director of Gammon (HK) in Hong Kong and joined Aggreko in 1988 as Managing Director of the UK business. He was appointed Director of Aggreko Europe in 1991 and became Managing Director the following year. He joined the Board on demerger in September 1997. In March 1999 he was given responsibility for Aggreko International Power Projects (AIPP) together with the Company's activities in the Middle East, Australia, Asia Pacific Region and more recently South America. He is based in Dubai, United Arab Emirates.

PHILIP ROGERSON * § † (57)
NON-EXECUTIVE DEPUTY CHAIRMAN

Philip Rogerson is Chairman of Viridian Group plc. He was Deputy Chairman of BG plc (formerly British Gas plc) until February 1998 having been a Director since 1992. Prior to joining BG plc he spent 14 years with ICI, latterly as General Manager – Finance. He is also Chairman of Project Telecom plc and Chairman or a Non-executive Director of a number of other companies. He joined the Board of Aggreko plc prior to demerger in September 1997.



ANGUS COCKBURN (38)
FINANCE DIRECTOR

Angus Cockburn, a Chartered Accountant, joined Aggreko on 1 May 2000 as Finance Director. He was previously Managing Director of Pringle of Scotland, a division of Dawson International PLC, having joined that company in 1997 from PepsiCo Inc. At PepsiCo he spent five years in various positions latterly as Regional Finance Director for Central Europe based in Budapest. He has worked with KPMG both in the UK and in the USA and has an MBA from the IMD Business School in Switzerland.



HENDRIK JAN MOLENAAR (37)
MANAGING DIRECTOR – EUROPE

Hendrik Jan Molenaar, a Dutch national, joined Aggreko in 1992 as European Business Development Manager, having gained an MBA from Nijenrode University in the Netherlands. In 1995 he was appointed General Manager Middle East and headed up the rapid development of the Company's business in the United Arab Emirates, Oman and Saudi Arabia before returning to Europe in early 1999 to take responsibility for the UK operations. In November 1999 he was appointed European Operations Director and in February 2001 he became European Managing Director and was appointed an Executive Director of Aggreko plc.





GEORGE WALKER (44)
PRESIDENT – AGGREKO INC.

George Walker, a United States citizen, joined Aggreko in 1987 when the Company initially entered the temperature control business through the acquisition of Mobile Air-Conditioning Inc. where he was Controller and then Vice-President. George, a graduate of the University of Texas, became a Vice-President of Aggreko Inc. in 1988 and was appointed Executive Vice-President in 1997. On 1 January 2001 he succeeded Phil Harrower as President of Aggreko Inc. and was appointed an Executive Director of Aggreko plc in January 2001.



SIR RONALD MILLER CBE * † (64)
NON-EXECUTIVE DIRECTOR

Sir Ronald Miller was a Non-executive Director of Christian Salvesen PLC between 1987 and the demerger in September 1997, when he was appointed to the Board of Aggreko plc. He is a director of a number of other companies and was formerly Chairman of Dawson International PLC from 1982 to 1995. He will retire from the Board at the end of the forthcoming Annual General Meeting.



NIGEL NORTHRIDGE § † (46)
NON-EXECUTIVE DIRECTOR

Nigel Northridge joined the Board on 14 February 2002. In January 2000 he was appointed as Chief Executive of Gallaher Group Plc, having started his career with that business in 1976 as a trainee manager. Over his 26 years with Gallaher he has held a wide range of senior positions including Divisional Director Iberia, General Manager Europe and, prior to taking up his present position, Group Sales and Marketing Director.

ANDREW SALVESEN * § † (54)
NON-EXECUTIVE DIRECTOR

Andrew Salvesen was a Non-executive Director of Christian Salvesen PLC between 1989 and the demerger in September 1997, when he was appointed to the Board of Aggreko plc. He had more than 20 years' experience with Christian Salvesen, included being Managing Director of Christian Salvesen's former Oilfield Technology operations. He is a Non-executive Director of Smedvig ASA, Chairman of Canvas Holidays Limited and of Roxar ASA. He is also Chairman of STA Tall Ships Limited a subsidiary of The Sail Training Association, and a member of the Finance Committee of the National Trust for Scotland.



MARIE-BERNARD TRANNOY (56)
NON-EXECUTIVE DIRECTOR

Marie-Bernard Trannoy, a French national, joined the Board in May 1999. He is currently Managing Director of Cadbury Schweppes' confectionery business in Europe and has an extensive background in international marketing. Prior to joining Cadbury Schweppes PLC in 1996, he was Vice President and General Manager with Procter & Gamble, Europe. He is a Chevalier of the Légion d'Honneur. He resigned from the Board on 17 October 2001 having assumed added responsibilities within the Cadbury Schweppes Group.



PAUL ALLEN COMPANY SECRETARY (53)

Paul Allen, a Chartered Accountant, was Divisional Accountant of Christian Salvesen's Industrial Services division at the time of the Aggreko acquisition in 1984. In 1986, following the acquisition of the North American business he became Financial Controller of Aggreko Inc. He returned to the UK in 1993 and became Head of Finance for Aggreko in 1994. He was appointed Company Secretary on demerger in September 1997.

BOARD COMMITTEES MEMBERSHIP

* Audit § Remuneration † Nomination

Results and Dividends

The profit for the financial year after taxation was £42.3 million (2000 – £38.6 million).

An interim dividend of 2.10 pence per ordinary share was paid on 23 November 2001 and the Directors now recommend a final dividend of 3.20 pence per ordinary share payable on 24 May 2002, making a total for the year of 5.30 pence per ordinary share (2000 – 4.90 pence). The total cost of these dividends amounts to £14.2 million (2000 – £13.1 million).

The balance of the retained profit for the financial year of £28.1 million (2000 – £25.5 million) has been transferred to reserves.

Share Capital

Details of the changes in issued share capital during the year are shown in Note 20 to the Accounts.

Principal Activities

The principal activities of the Group, significant changes in those activities and an indication of likely future developments are described in the Chairman's Statement on pages 2 and 3 and in the Operating Review on pages 10 to 13. Principal subsidiary undertakings are listed in Note 26 to the Accounts.

Directors

The Directors of the Company and their biographical details are set out on pages 16 and 17.

Mr N H Northridge was appointed on 14 February 2002 and is obliged to retire at the forthcoming Annual General Meeting and, being eligible, offers himself for election.

Dr C Masters and Sir Ronald Miller CBE, who retire this year by rotation, will not seek re-election and will retire from the Board at the end of the forthcoming Annual General Meeting.

Mr P G Rogerson and Mr F A B Shepherd retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Mr M-B Trannoy resigned as a Director on 17 October 2001.

All of the Executive Directors have service agreements and the details of their notice periods are set out in the Remuneration Report on page 27; the Non-executive Directors have letters of appointment for an initial three year period and renewable for a further three years. No other contract with the Company, or any subsidiary undertaking of the Company, in which any Director was materially interested subsisted during or at the end of the financial year other than as disclosed in Note 25 to the Accounts.

A statement of Directors' interests in the share capital of the Company at the end of the financial year is given on pages 27 and 28.

Donations

During the year the Group contributed £33,951 (2000 – £43,974) in terms of cash, employees' time and other services to a range of charitable, community and arts organisations. Of this total £19,284 (2000 – £25,611) was donated to registered UK charities.

No political donations were made during the year (2000 – Nil).

Employees

We continue to operate team briefings throughout our business to keep employees informed of developments and plans, both in their own operations and in the Group as a whole. The Group news magazine is published regularly and we publicise the annual and interim results extensively throughout the business.

The Aggreko Savings-Related Share Option Scheme (Sharesave) was launched in 1998 and more than 50% of employees with over six months service are now participating in this scheme. A substantial number of employees have shareholding interests built up through Sharesave and other schemes.

The Group's policies for recruitment, training, career development and promotion of employees are based on the suitability of the individual and give those who are disabled equal treatment with the able bodied. Where appropriate, employees disabled after joining the Group are given suitable training for alternative employment with the Group or elsewhere.

Supplier Payment Policy

It is the Group's policy to settle the terms and conditions of payment with suppliers when agreeing each transaction, to ensure that suppliers are made aware of these terms and, in practice, providing the supplier meets its contractual obligations, to abide by them. In overall terms, the Group had approximately 41 days credit outstanding as at the balance sheet date.

Annual General Meeting

The Company's Annual General Meeting will be held on Wednesday 24 April 2002 at the Hilton Hotel, 1 William Street, Glasgow and the notice of this meeting is set out on pages 49 and 50.

Special Business

Rules of the Aggreko US Stock Purchase Plan

The Directors are proposing to introduce a new employee share option plan aimed at employees in the United States, the Aggreko US Stock Purchase Plan ('the US Plan').

The US Plan is similar to the Company's existing Aggreko Savings-Related Share Option Scheme 1997. However, that plan does not confer any tax reliefs on participants in the United States, as the US Plan will. Therefore, the US Plan has been designed to be as similar as possible to the Aggreko Savings-Related Share Option Scheme 1997, insofar as the conditions for obtaining the tax relief permit.

Resolution 7 at the forthcoming Annual General Meeting will, if passed, authorise the Directors to adopt the US Plan. A summary of the US Plan is as follows:

Summary of the proposed Aggreko US Stock Purchase Plan ('the US Plan')

General

The US Plan is similar to the Company's Savings-Related Share Option Scheme 1997 in that it involves employees making regular savings towards the eventual exercise of options to acquire the Company's shares. The Company is, however, proposing the introduction of the US Plan in the United States, rather than operating the Sharesave Scheme there, because the US Plan specifically follows legislation which allows employees certain tax reliefs in respect of the options.

Eligibility

Employees of participating group companies (including directors who are required to work at least 25 hours per week) having 2 years' service on a day that options are granted will be eligible to participate in that grant. The Directors may amend the eligibility conditions (within the limits set by the relevant legislation), and have a discretion to allow other employees to participate. In practice, it is anticipated that only a six month service period will be imposed.

Grant of options

Invitations to apply for options (which may relate to new and/or existing shares) may be issued within 6 weeks after the announcement by the Company of its results for any period; within 28 days of any law change affecting the US Plan (or of the announcement of such a change); at any time if local regulations or other considerations inhibit a grant during the 6 weeks following an announcement of results; and at other times in circumstances considered to be exceptional. No invitations may be issued later than 10 years after 26 September 2007; this date has been chosen because it is the expiry date of the Savings-Related Share Option Scheme 1997. Options may only be granted to employees who enter into an agreement to save for 2 years towards the price of the shares in question.

The number of shares over which an option is granted will be such that the total amount payable on its exercise will correspond to the Directors' estimate of the proceeds on maturity of the related savings contract. Options are not transferable. Benefits under the US Plan are not pensionable.

Individual participation

Monthly savings by an employee under the US Plan may not, when added to the dollar amount (or dollar equivalent) of monthly savings under other like plans established by the Company, exceed $540 or such other maximum amount as the Board may determine. This figure is presently proposed because it is, approximately, the sterling equivalent of £375; which is in turn proposed because it will allow a maximum total saving over the 2 years of (in sterling terms) £9,000 – the same as the maximum total possible under a 3 years UK savings contract (£250 x 36 months).

Acquisition price

The price per ordinary share payable upon the exercise of options will not be less than the higher of:

1. 85% of the closing price of an ordinary share on the London Stock Exchange on the day the option is granted; and

2. the nominal value of an ordinary share (unless the option is expressed to relate solely to existing ordinary shares).

Limits on the issue of shares
No options may be granted under the US Plan which would cause the number of shares issued or issuable under all employees' share options granted during the preceding 10 years, or issued during that period otherwise then pursuant to options, under the US Plan or any other employees' share scheme adopted by the Company, to exceed 10% of the Company's issued ordinary share capital from time to time. An equivalent limit also exists confining allocations to 3% in any 3 year period.

In addition, the maximum number of shares over which options may be granted under the US Plan is 3 million (subject to 'Variation of Capital' below).

Exercise of options
Options will normally be exercisable only after the second anniversary of the commencement of the related savings contracts and not later than 27 months from grant. Earlier exercise is permitted following cessation of employment in specified compassionate circumstances. Options will otherwise lapse on cessation of employment. Early exercise is also permitted in the event of a takeover, reconstruction or winding-up of the Company.

Rights attaching to shares
Ordinary shares allotted under the US Plan will rank equally with all other ordinary shares of the Company for the time being in issue (except for rights arising by reference to a record date prior to the date of allotment).

Variation of capital
In the event of any variation of share capital, or a demerger affecting the Company, adjustments considered to be appropriate may be made to the total number of shares subject to options, the price payable on exercise of options and the figure of 3 million referred to above.

Alterations
The US Plan may at any time be altered in any respect, provided that the prior approval of the Company in General Meeting is obtained for:

1. alterations to increase the maximum number of shares over which options may be granted (except to reflect a variation of capital) or amend the rules as to who may participate; or

2. alterations to the advantage of participants to the rules governing limits per person on participation, terms of exercise, adjustment of options and alterations to the US Plan, except (in the case of (2)) for minor amendments to benefit the administration of the US Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or group companies, or any amendments made to take account of local tax, exchange control or securities law in any non-UK territory, provided that any shares made available by virtue of such amendments are treated as counting against the limits on individual and overall participation in the US Plan.

The right is also reserved up to the forthcoming General Meeting to make such amendments to the US Plan as are considered appropriate, provided they do not conflict in any material respect with this summary of the rules.

Allotment for Cash
Resolution 8 proposes as a special resolution to disapply the statutory pre-emption rights of shareholders on allotment of equity securities for cash up to a limit of a total of shares with a nominal value of £2,680,000, being 5% of the current issued share capital.

The resolution also disapplies these rights to the extent necessary to facilitate rights issues. The authority under this resolution would expire on the date of the Annual General Meeting in 2003 or on 23 July 2003, whichever is the earlier. This resolution is on the same basis as approved last year and the Directors intend to seek renewal of this power at subsequent Annual General Meetings.

Purchase of Own Shares
The final item of special business is the Directors' recommendation that shareholders renew the authority of the Company to purchase its own ordinary shares as permitted under Article 7 of its Articles of Association. Accordingly, Resolution 9 will be proposed as a special resolution seeking authority to make such purchases in the market. The Directors have no immediate intention of using such authority and would do so only when they consider it to be in the best interests of shareholders generally and an improvement in earnings per share would result. Any ordinary shares purchased under this authority will be cancelled and the number of ordinary shares in issue will be reduced accordingly.

Resolution 9 specifies the maximum number of ordinary shares which may be purchased (representing approximately 10% of the Company's existing issued ordinary share capital) and the minimum and maximum prices at which they may be bought, reflecting the requirements of the Companies Act 1985 and the Financial Services Authority, as set out in the Listing Rules. The Directors intend to seek renewal of this power at subsequent Annual General Meetings.

Notifiable Interests

As at 31 January 2002 the Company had received notifications of the following share holdings in excess of 3% of the issued ordinary share capital:

Name of Shareholder	Number of Shares	%
A E H Salvesen *	14,955,051	5.57
A C Salvesen*	8,505,111	3.17

* including immediate family and trustee interests

The Directors are not aware of any other material interests amounting to 3% or more in the share capital of the Company.

Auditors

A resolution re-appointing PricewaterhouseCoopers as the Company's auditors will be proposed at the Annual General Meeting.

By order of the Board

A Paul Allen
Secretary
26 February 2002

DIRECTORS' RESPONSIBILITIES

Company law requires the Directors to prepare Accounts for each financial period which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those Accounts, the Directors are required to:

- ☐ select suitable accounting policies and then apply them consistently;
- ☐ make judgements and estimates that are reasonable and prudent;
- ☐ state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the Accounts; and
- ☐ prepare Accounts on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the Accounts comply with the Companies Act 1985. They are also responsible for the Group's system of internal control and safeguarding its assets and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors confirm that these Accounts comply with the foregoing requirements.

Introduction

The Board remains committed to high standards of corporate governance and supports the Principles of Good Governance and Code of Best Practice (the 'Code') issued by the Financial Services Authority as an Appendix to its Listing Rules. This statement describes how the principles of the Code are applied and reports on the Group's compliance with the Code Provisions.

Board Meetings and Responsibilities

Corporate governance is the responsibility of all Directors. In addition to meeting regularly, at least ten times a year, separate strategic discussions take place. Amongst the matters reserved for decision by the full Board are strategic policy, acquisitions and disposals, capital projects over a defined limit, annual budgets, new Group borrowing facilities and significant changes to employee benefit schemes.

The Chairman and the Group Managing Director have distinct and defined responsibilities. In addition to being ultimately responsible for the effective working of the Board, the Chairman has primary responsibility for maintaining close links with major shareholders and financial institutions. The Group Managing Director and, subsequent to 1 January 2002, the Group Chief Executive is primarily responsible for the operational management of the business and for the implementation of the strategy agreed by the Board. During the course of 2001 the Group Managing Director has, in anticipation of his appointment as Group Chief Executive, assumed responsibility for working with the executive team to develop the overall strategy of the business and prepare the 2002 budget for approval by the Board. With effect from 1 January 2002, the position of Group Managing Director has been combined with that of Group Chief Executive. In 2002 the Group Chief Executive together with the Group Finance Director will assume primary responsibility for maintaining close links with major shareholders and financial institutions.

Independent Directors

The Board currently comprises six Executive Directors and four Non-executive Directors and their details are set out on pages 16 and 17. The Non-executive Directors bring a wide range of experience to the Company and are considered by the Board to be independent. Mr A C Salvesen was formerly managing director of a subsidiary within the Christian Salvesen Group (as described on page 17), however, he has not been employed in an executive capacity by either Christian Salvesen or Aggreko since 1989. Although the Executive Directors include the Chairman and the Managing Director, the presence of a Non-executive Deputy Chairman (who is the senior independent director) together with three other Non-executive Directors provides a strong and independent element on the Board.

Re-election of Directors

One third of the members of the Board must retire by rotation each year and may offer themselves for re-election if eligible. The Board has also resolved that all of its members must submit themselves for re-election at regular intervals of at least every three years. Any Director appointed by the Board will be subject to election by shareholders at the first opportunity after his or her appointment and will not be taken into account in determining the Directors who are to retire by rotation at that meeting.

Standing Committees

The Board has standing Audit, Remuneration and Nomination committees, the membership of which is detailed on pages 16 and 17. Each committee reports to and has its terms of reference approved by the Board and the minutes of the committee meetings are circulated to and reviewed by the Board.

The Audit Committee consists of three Non-executive Directors and normally meets at least three times a year under the chairmanship of Sir Ronald Miller. Although they are not members, the Group Chairman, Finance Director, Head of Internal Audit and the external auditors normally attend these meetings. Both the internal and external auditors have direct access to the Committee Chairman at all times. The nature and scope of the audit are discussed with the external auditors in advance and any matters arising from their work and the Accounts are reviewed. The Committee also aims to ensure that the internal audit function is adequately resourced and has appropriate standing within the Group, reflecting the determination of the Board to ensure that internal financial control procedures are of a high standard. Written and verbal reports from the Head of Internal Audit are received by the Committee on a regular basis.

The Remuneration Committee consists of three Non-executive Directors and meets at least twice a year under the chairmanship of Mr P G Rogerson. Its primary function is to determine the Company's policy on Board remuneration and to approve the specific terms and conditions of employment of the Executive Directors and senior managers including the basis on which performance related awards are calculated. The Committee also determines the terms on which any employee share or share option schemes are to be offered and the basis of invitations to participate. The fees payable to Non-executive Directors are established by the full Board.

The Nomination Committee consists of the Non-executive Directors and the Managing Director under the chairmanship of Dr C Masters. Its responsibilities are to assist the full Board with succession planning and with the selection process for the appointment of a new Director or Chairman.

Relations with Shareholders
The Notice of Annual General Meeting on pages 49 and 50 sets out the resolutions that will be proposed. The Board supports the use of the meeting as a means of communicating with private investors and encourages their participation. The Company is ready, where practicable, to enter into a dialogue with institutional shareholders, analysts and investors. Senior executives seek to meet regularly with major shareholders to improve their understanding of the Company and its objectives.

Internal Control
Monitoring Risk
The Board has applied Principle D.2 of the Code by establishing a continuous process for identifying, evaluating and managing the risks that are considered significant by the Group.

The Board is responsible for reviewing the effectiveness of the Group's system of Internal Control as well as significant risk issues. Such a system is designed to manage rather than eliminate risk, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Board's monitoring framework covers a wide range of controls, including financial, operational and compliance controls together with risk management. It is based principally on reviewing reports from management and considering whether significant risks are identified, evaluated, managed and controlled and ensuring that any significant weakness, thus identified is promptly remedied. This process is continually reviewed and strengthened as appropriate.

The Board also considers financing and investment decisions concerning the Group and monitors the policy and control mechanisms for managing treasury risk. The Group insurance programme is reviewed by the Board which also approves all self-insured exposures.

A comprehensive system for monitoring all risks has been in operation throughout the year and key risks have been identified on a risk register. The Board has considered the probability of those risks occurring and their impact if they do occur as well as the actions that have been taken in response to them.

Review of Effectiveness
In compliance with Provision D.2.1 of the Code, the Board reviews the effectiveness of the Group's system of internal control.

On an annual basis the Board undertakes a formal review, which is designed to assess the application of the principal financial and operational controls operated by the Group. The review, which is based on self-assessment by senior operational management is carried out using a risk review and control questionnaire, and is intended to complement the internal and external audit procedures.

During the year the Audit Committee of the Board reviews the external and internal audit work programmes and considers reports from internal and external audit on the system of internal control and any material control weaknesses. It also receives responses from management regarding the actions taken on issues identified in audit reports.

The Board has also undertaken a specific assessment of internal control for the purpose of this Annual Report. This assessment considered all significant aspects of internal control arising during the year ended 31 December 2001. Accordingly, the Board is satisfied that the Group continues to have an effective system of internal control.

Health and Safety
The Board has set policies for the Group to ensure that everything that is reasonably practicable is done to prevent personal injury or damage to health and each business unit is required to follow the best relevant industrial practice in its country of operation. The Group policy statement approved by the Directors provides a framework setting out the objectives for management. Individual businesses monitor their procedures and safety records regularly and submit reports to the Board on a quarterly basis.

Environment
It is the policy of the Group at all times to be aware of the implications of its activities on the surrounding environment and on the communities within which it operates. Wherever practical, action will be taken not just to comply with all statutory requirements but to work towards the best relevant practice. Quarterly reports are presented which allow the Board to monitor the level of the Group's performance.

Pensions
The assets of the UK pension fund are controlled by trustees; they are held separately from the assets of the Company and invested by independent fund managers. The segregated funds cannot be invested directly in the Company. Four trustees have been appointed by the Company and, in addition, two member-nominated trustees have been appointed.

Compliance with the Code
The Directors consider that the Group complies and has complied throughout the year ended 31 December 2001 with all of the Provisions of the Code.

The Directors confirm that the Company has complied with Principle B2 and the underlying specific Provisions of the Principles of Good Governance and Code of Best Practice (the 'Code') appended by the Financial Services Authority to its Listing Rules. The Directors also confirm that the Company has complied with Principle B1 and the underlying specific Provisions of the Code in determining the policy on remuneration for its Executive Directors, including service contracts and compensation. Details of each individual Director's remuneration are set out on page 26. Information on Directors' share and share option interests may be found on pages 27 and 28.

Remuneration Committee: Composition, Responsibilities and Operation

The membership of the Remuneration Committee is entirely non-executive and the names are listed on pages 16 and 17. They have no personal financial interest other than as shareholders in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day operational responsibility within the Group.

The Committee's principal function is to determine the policy on remuneration for the most senior executives and to approve the specific remuneration of the Chairman, the Executive Directors and the Secretary, including their service contracts.

The Committee's remit therefore includes, but is not restricted to, basic salary, benefits in kind, performance related awards, share options and share awards, long-term incentive schemes, pension rights and any compensation or termination payments. In exercising its responsibilities the Committee has access to professional advice, both inside and outside the Company, and consults with the Executive Chairman and the Managing Director about its proposals and, subsequent to 1 January 2002, it consults with the Chairman and Chief Executive.

Remuneration Policy

The Company's policy is to attract, retain and motivate high quality senior management with a competitive package of incentives and rewards linked to performance and the interests of shareholders. Market rates will determine the range of remuneration levels for a particular job and an individual's position in that range will reflect the overall contribution to business performance. The principal components of the remuneration packages are:

Salary

In arriving at the basic salary element reference is made to a number of well established salary surveys covering similar jobs of the same size in a large sample of over 400 companies in the manufacturing and service sectors in the UK. The same consistent approach is taken for expatriate and overseas salaries where reference is made to the appropriate surveys for the geographical location.

Annual Cash Bonuses

Executive Directors participate in a scheme, which allows them to earn cash bonuses based upon corporate performance. Currently the bonus relating to corporate performance is payable on a graduated scale related to growth in earnings per share before exceptional items. The performance criteria are designed to enhance the business, a maximum bonus of 50% of basic salary being payable in respect of a 30% improvement in earnings per share. In North America a maximum bonus of 75% of basic salary is available. The Remuneration Committee does, however, have discretion to reward outstanding individual achievement.

Share Option Schemes

The Company believes that employee share schemes encourage the matching of interests between employees and shareholders. The Aggreko Savings-Related Share Option Scheme (Sharesave) is offered annually to all employees who have at least six months' service.

Senior executives are able to participate in an Executive Share Option Scheme at the discretion of the Remuneration Committee.

Since August 2001 Executive Share Options have been granted on an annual basis, with new participants not normally receiving options until they have been employed for at least twelve months.

The allocation of executive share options is based on multiples of remuneration dependent upon the seniority and job size of the individual's appointment, with the maximum multiple of 1⅓ times remuneration in any one year being available to Executive Directors.

UK participants in the Executive Share Option Scheme receive part of their entitlement under a scheme that has received approval under the Taxes Act conferring certain tax relief on participants. The Treasury limit for outstanding options under the approved scheme is currently £30,000 for each participant, with the balance of the participant's entitlement being held under an unapproved scheme.

The executive options that have been granted are subject to performance conditions based on both total shareholder return ('TSR') and growth in normalised earnings per share ('EPS'). TSR is calculated by reference to the increase in the Company's share price plus dividends paid.

At the time when the individual wishes to exercise the option (which can only normally occur after three years have elapsed since grant), the growth in the Company's TSR is compared to that of the FTSE Mid 250 Index (excluding investment trusts) over a specified period. If the Company's TSR matches or exceeds that index, and the Company's EPS growth matches or exceeds the growth in the Retail Prices Index plus 3 per cent per annum, over three consecutive years, the option is capable of exercise.

The Remuneration Committee will regularly review the suitability of the performance conditions for future grants of options, and the conditions imposed from time to time at the date of grant of options will be disclosed to Shareholders each year in the Company's Annual Report and Accounts.

At its meeting on 15 February 2001, the Remuneration Committee agreed to adopt a policy which would encourage Executive Directors to use their Executive Share Options to acquire and retain a material number of shares in the Company with the objective of further aligning their long term interests with those of other shareholders.

Pensions

UK Executive Directors and those on overseas secondment are eligible for membership of the Aggreko plc pension scheme that is a funded, final salary scheme approved by the Inland Revenue. The key elements of their benefits are:

- a normal retirement age of 60;
- a benefits accrual rate of 1/30th for each year's service up to a maximum of two thirds of final pensionable salary;
- an employee contribution rate of 5% of basic salary;
- a lump sum death in service benefit of four times salary;
- spouse's pension on death; and
- early retirement pension based on a 3% simple reduction factor.

The pensions of Dr C Masters and Mr D J Yorke have been enhanced to allow early retirement without the application of actuarial reduction factors between the age of 55 and 60. Prior to 1 January 1995, the Senior Staff Pension Scheme included the average bonus over the last three years in final pensionable salary. Since that date all elements, other than basic salary, have been removed for new entrants. Those who were already members at that date were given the choice of retaining the bonus element and continuing to pay 6%, or accepting a fixed supplement representing the level of taxable benefits in kind with a lower contribution rate of 5%. It has been decided not to change this arrangement for existing scheme members, as they have made and will continue to make higher contributions in recognition of this enhancement.

Where members are subject to the Inland Revenue cap, the Company has paid such members the equivalent of the amount that it would have cost the Company to fund the pension benefits beyond the cap.

Remuneration Policy (continued)

Executive Directors during 2001 who are members of the Aggreko plc Pension Scheme are as follows:

	Increase in Accrued Pension during 2001 £	Accrued Pension at 31 Dec 2001 £	Transfer value of Increase in Accrued Pension at 31 Dec 2001 £	Notional Cost of Death in Service Benefits during 2001 £
Dr C Masters	**21,590**	**184,760**	**457,800**	**5,600**
F A B Shepherd	**10,940**	**56,130**	**194,400**	**6,000**
A G Cockburn	**3,190**	**5,300**	**16,700**	**1,600**
D J Yorke*	**11,540**	**147,420**	**223,700**	**2,000**
S R Paterson*	**260**	**10,540**	**300**	**300**

*Pension accrual and death benefit coverage ceased upon Mr D J Yorke's retirement from the Company on 31 May 2001. As he had the right to receive his benefits without reduction from this date, the transfer value of the increase in accrued pension has been calculated as at his date of retirement. For Mr S R Paterson, pension accrual and death benefit coverage ceased on 16 February 2001. However, the transfer value of the increase in accrued pension is calculated as at 31 December 2001.

Mr P J Harrower and Mr G P Walker are entitled to participate in the Employees' Savings Investment Retirement plan and the Supplemental Executive Retirement plan of Aggreko Inc. At 31 December 2001 the Group's total contributions and the accumulated earnings in the funds held for Mr P J Harrower were £266,964 and for Mr G P Walker were £277,236.

Mr H J Molenaar is a member of the Aggreko Netherlands pension scheme. At 31 December 2001 the Group's total contributions and the accumulated earnings in the funds held for him were £26,852.

Emoluments (excluding pension contributions) of Directors during 2001

	Salary £	Fees £	Taxable Benefits £	Annual Bonus £	Other Pay £	2001 Total £	2000 Total £
Executive Chairman							
Dr C Masters	**265,500**		**13,907**	**30,360**		**309,767**	324,932
Executives							
P J Harrower	**324,563**		**2,060**	**55,452**		**382,075**	325,664
F A B Shepherd	**165,000**		**63,870**	**19,872**		**248,742**	258,211
A G Cockburn[1]	**151,250**		**13,713**	**18,216**	**11,581**	**194,760**	120,896
G P Walker[2]	**211,459**		**54,440**	**35,973**		**301,872**	–
H J Molenaar[3]	**107,589**		**74,322**	**12,832**		**194,743**	–
D J Yorke[4]	**66,667**		**5,946**			**72,613**	256,790
S R Paterson[5]	**21,121**		**1,364**		**2,162**	**24,647**	221,282
Non-Executives							
P G Rogerson		**34,500**				**34,500**	32,500
Sir Ronald Miller		**24,750**				**24,750**	23,250
A C Salvesen		**24,750**				**24,750**	23,250
M-B Trannoy[6]		**19,563**				**19,563**	23,250
2001 Total	**1,313,149**	**103,563**	**229,622**	**172,705**	**13,743**	**1,832,782**	
2000 Total	1,052,349	102,250	129,628	304,086	21,712		1,610,025

1 2000 emoluments are from the date of appointment on 1 May 2000

2 from date of appointment on 18 January 2001

3 from date of appointment on 1 February 2001

4 to date of resignation on 25 April 2001

5 to date of resignation on 25 January 2001

6 to date of resignation on 17 October 2001

The annual bonus is the amount receivable by the Directors in respect of the year ended 31 December 2001; this bonus will be paid after the final audit clearance of the Accounts. Other pay represents the amount paid to Directors in order to fund pension benefits beyond the Inland Revenue earnings cap.

Mr D J Yorke received an additional £16,666 for service between the date of his resignation as a Director and 31 May 2001.

Mr P J Harrower was the highest paid director. His entitlements under the Retirement plans and details of his potential receipt of shares under the Executive Share Option Scheme are disclosed separately.

Service Contracts and Notice Periods

Dr C Masters and Mr P J Harrower were appointed prior to 1999 and have service agreements that require one year's notice from the individual and two years' notice from the Company. In the event of early termination, the Remuneration Committee will consider carefully what compensation should be paid taking into account the circumstances for the particular case and the individual's responsibility to mitigate his losses.

The Remuneration Committee does not believe that it would be reasonable to reduce the notice period that has been specified in the service agreements of existing Executive Directors. However, the notice period from the Company offered to Executive Directors appointed after 1 January 2000 has been restricted to one year in the light of the Best Practice Provisions of the Code.

Mr A G Cockburn, Mr G P Walker and Mr H J Molenaar have service agreements that require one year's notice from the individual and one year's notice from the Company. Mr F A B Shepherd has a service agreement under which the notice period from the Company will reduce to one year with effect from 24 November 2002.

External Appointments

The Company encourages its Executive Directors to become non-executive directors of other organisations, as it believes that the wider knowledge and experience gained benefits the Company. Subject to there being no conflict of interest and to the time spent being reasonable, Executive Directors are permitted with Board agreement to take up two such appointments. The Director may, at the discretion of the Board, retain the fees for one such appointment.

Share Interests

The interests of persons who were Directors during the year in the share capital of the Company were as follows:

	31.12.00	Granted during year	Lapsed during year	Exercised during year	**31.12.01**	**Option Price**	**Date from which exercisable**	**Expiry Date**
Executive Share Options								
Dr C Masters	40,816	–	–	–	**40,816**	**294p**	**17.9.2002**	**17.9.2009**
Dr C Masters	79,751	–	–	–	**79,751**	**428p**	**23.8.2003**	**23.8.2010**
Dr C Masters	–	83,905	–	–	**83,905**	**437p**	**31.8.2004**	**31.8.2011**
P J Harrower	161,387	–	–	161,387	**–**	**155p**	**10.9.2001**	**10.9.2008**
P J Harrower	189,472	–	–	–	**189,472**	**428p**	**23.8.2003**	**23.8.2010**
P J Harrower	–	39,445	–	–	**39,445**	**457.5p**	**15.3.2004**	**15.3.2011**
F A B Shepherd	34,014	–	–	–	**34,014**	**294p**	**17.9.2002**	**17.9.2009**
F A B Shepherd	46,729	–	–	–	**46,729**	**428p**	**23.8.2003**	**23.8.2010**
A G Cockburn	38,940	–	–	–	**38,940**	**428p**	**23.8.2003**	**23.8.2010**
A G Cockburn	–	50,343	–	–	**50,343**	**437p**	**31.8.2004**	**31.8.2011**
G P Walker	32,483†	–	–	–	**32,483**	**294p**	**17.9.2002**	**17.9.2009**
G P Walker	47,163†	–	–	–	**47,163**	**428p**	**23.8.2003**	**23.8.2010**
G P Walker	–	121,952	–	–	**121,952**	**457.5p**	**15.3.2004**	**15.3.2011**
H J Molenaar	41,964†	–	–	–	**41,964**	**294p**	**17.9.2002**	**17.9.2009**
H J Molenaar	26,168†	–	–	–	**26,168**	**428p**	**23.8.2003**	**23.8.2010**
H J Molenaar	–	53,470	–	–	**53,470**	**457.5p**	**15.3.2004**	**15.3.2011**
D J Yorke	34,014	–	–	34,014	**–**	**294p**	**31.5.2001**	**31.5.2002**
D J Yorke	62,305	–	–	62,305	**–**	**428p**	**31.5.2001**	**31.5.2002**
S R Paterson	34,014*	–	34,014	–	**–**	**294p**	**17.9.2002**	**17.9.2009**
S R Paterson	48,598*	–	48,598	–	**–**	**428p**	**23.8.2003**	**23.8.2010**
Savings-Related Share Options								
Dr C Masters	6,372	–	–	6,372	**–**	**153p**	**23.5.2001**	**23.11.2001**
P J Harrower	6,568	–	–	6,568	**–**	**153p**	**23.5.2001**	**23.11.2001**
F A B Shepherd	6,372	–	–	6,372	**–**	**153p**	**23.5.2001**	**23.11.2001**
F A B Shepherd	–	3,155	–	–	**3,155**	**307p**	**20.10.2004**	**20.4.2005**
D J Yorke	6,372	–	–	6,372	**–**	**153p**	**23.5.2001**	**23.11.2001**
S R Paterson	5,732*	–	5,732	–	**–**	**169p**	**23.5.2001**	**23.11.2001**
G P Walker	6,568†	–	–	6,568	**–**	**153p**	**23.5.2001**	**23.11.2001**
H J Molenaar	6,688†	–	–	6,688	**–**	**153p**	**23.5.2001**	**23.11.2001**
A G Cockburn	–	3,155	–	–	**3,155**	**307p**	**20.10.2004**	**20.4.2005**

* Lapsed at date of resignation on 25 January 2001

† At date of appointment

Share Interests (continued)

The options under the Savings-Related Share Option Schemes have been granted at a discount of 20%, mature after three years and are normally exercisable in the six months following the maturity date.

The options under the Executive Share Option Scheme are normally only exercisable once three years have elapsed from date of grant and lapse after ten years. Mr D J Yorke was entitled to exercise his executive options within 12 months of the date upon which he ceased to be an employee of the Company and he was entitled to exercise his Savings-Related Share Options up until the date upon which he ceased to be an employee. Information relating to the exercise of options by the Directors is as follows:

	Exercised during year £	Date Exercised £	Market Price On Date Exercised £
Executive Share Options			
P J Harrower	161,387	10.9.2001	382p
D J Yorke	34,014	31.5.2001	500.5p
D J Yorke	62,305	31.5.2001	500.5p
Savings-Related Share Options			
Dr C Masters	6,372	12.7.2001	455.25p
P J Harrower	6,568	14.9.2001	403.5p
F A B Shepherd	6,372	14.8.2001	487p
D J Yorke	6,147	22.6.2001	486.5p
G P Walker	6,568	29.8.2001	436.5p
H J Molenaar	6,688	9.7.2001	460p

The aggregate gain made on these exercises was £598,404, of which £382,801 related to the gain of the highest paid Director.

The market price of the shares at 31 December 2001 was 365 pence and the range during the year was 318.75 pence to 520 pence.

	31 December 2001 Ordinary Shares of 20p Each		31 December 2000 Ordinary Shares of 20p Each	
	Beneficial	Non Beneficial	Beneficial	Non Beneficial
Shares				
Dr C Masters	**117,818**	–	111,446	–
P G Rogerson	**3,782**	–	3,782	–
P J Harrower	**54,954**	–	8,386	–
F A B Shepherd	**16,706**	**1,000**	10,334	1,000
A G Cockburn	**3,000**	–	3,000	–
G P Walker	**4,935**	–	228†	–
H J Molenaar	**6,688**	–	–†	–
Sir Ronald Miller	**4,444**	–	4,444	–
A C Salvesen	**3,950,000**	–	3,950,000	–
A C Salvesen (as Trustee)	**4,555,111**	–	3,925,000	–
M-B Trannoy	**4,000***	–	4,000	–
D J Yorke	**236,460***	–	236,460	–
S R Paterson	**3,000***	–	3,000	–

† At date of appointment
* At date of resignation

Mr N H Northridge held no shares in the Company at the date of his appointment on 14 February 2002.

There have been no changes in Directors' interests in shares between the end of the financial year and the date of this report. No Director was interested in any shares of subsidiary undertakings at any time during the year.

To the members of Aggreko plc

We have audited the Accounts which comprise the Profit and Loss Account, the Balance Sheet, the Cash Flow Statement, the Statement of Total Recognised Gains and Losses and the related notes. We have also examined the amounts disclosed relating to the emoluments, share options and pension benefits of the Directors which form part of the Remuneration Report.

Respective responsibilities of directors and auditors

The Directors' responsibilities for preparing the Annual Report and the Accounts in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Accounts in accordance with relevant legal and regulatory requirements, United Kingdom auditing standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the Accounts give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the Accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts. The other information comprises only the Directors' Report, the Chairman's Statement, the Operating Review, the Financial Review, the Corporate Governance statement and the Remuneration Report.

We review whether the Corporate Governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

Opinion

In our opinion the Accounts give a true and fair view of the state of affairs of the Company and the Group at 31 December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PRICEWATERHOUSECOOPERS
Chartered Accountants and Registered Auditors
Glasgow
26 February 2002

For the year ended 31 December 2001

	Notes	2001 £ million	2000 £ million
Turnover from continuing operations	*2*	**325.8**	279.5
Operating expenses		**(249.6)**	(210.7)
Operating profit from continuing operations	*2,3,4*	**76.2**	68.8
Net interest payable	*6*	**(9.1)**	(8.0)
Profit on ordinary activities before taxation		**67.1**	60.8
Tax on profit on ordinary activities	*7*	**(24.8)**	(22.2)
Profit for the financial year		**42.3**	38.6
Dividends	*8*	**(14.2)**	(13.1)
Retained profit for the financial year		**28.1**	25.5
Dividend per share (pence)	*8*	**5.30**	4.90
Earnings per share (pence) – basic	*9*	**15.77**	14.51
Earnings per share (pence) – diluted	*9*	**15.70**	14.40

A reconciliation to historical cost profits and losses is not shown as all gains and losses are recognised in the profit and loss account under the historical cost convention.

For the year ended 31 December 2001

	Note	2001 £ million	2000 £ million
Profit for the financial year		**42.3**	38.6
Exchange translation gains	*21*	**1.7**	5.6
Total recognised gains and losses for the financial year		**44.0**	44.2

The notes on pages 34 to 48 form part of these Accounts.

Balance sheets

As at 31 December 2001

	Notes	Group 2001 £ million	Group 2000 £ million	Company 2001 £ million	Company 2000 £ million
Fixed assets					
Intangible assets	*12*	**4.0**	4.6	**–**	–
Tangible assets	*13*	**300.5**	253.1	**0.9**	0.2
Investments	*14*	**–**	–	**53.0**	53.0
		304.5	257.7	**53.9**	53.2
Current assets					
Stocks	*15*	**25.1**	19.6	**–**	–
Debtors	*16*	**56.6**	54.6	**255.3**	220.4
Cash at bank and in hand		**9.9**	15.2	**0.2**	0.6
		91.6	89.4	**255.5**	221.0
Creditors – amounts falling due within one year					
– borrowings	*17*	**(3.0)**	(5.4)	**(11.8)**	–
– other creditors	*18*	**(67.0)**	(61.4)	**(79.5)**	(79.6)
Net current assets		**21.6**	22.6	**164.2**	141.4
Total assets less current liabilities		**326.1**	280.3	**218.1**	194.6
Creditors – amounts falling due after more than one year					
– borrowings	*17*	**(140.1)**	(126.0)	**(140.1)**	(126.0)
Provisions for liabilities and charges	*19*	**(15.7)**	(15.2)	**–**	0.1
Net assets		**170.3**	139.1	**78.0**	68.7
Capital and reserves					
Called up share capital	*20*	**53.7**	53.5	**53.7**	53.5
Share premium account	*21*	**5.6**	4.0	**5.6**	4.0
Profit and loss account	*21*	**113.8**	86.1	**18.7**	11.2
Other reserves (exchange)	*21*	**(2.8)**	(4.5)	**–**	–
Equity shareholders' funds	*22*	**170.3**	139.1	**78.0**	68.7

Approved by the Board on 26 February 2002 and signed on its behalf by:

Dr C Masters
Chairman

A G Cockburn
Finance Director

The notes on pages 34 to 48 form part of these Accounts.

For the year ended 31 December 2001

	Notes	2001 £ million	2000 £ million
Net cash inflow from continuing operating activities	*(i)*	123.3	101.3
Returns on investments and servicing of finance			
Interest received		0.6	0.5
Interest paid on bank loans and overdrafts		(9.7)	(8.2)
Net cash outflow for returns on investments and servicing of finance		(9.1)	(7.7)
Taxation			
UK Corporation tax paid		(5.2)	(5.5)
Overseas tax paid		(18.5)	(17.4)
Tax paid		(23.7)	(22.9)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(99.6)	(75.5)
Proceeds from disposal of tangible fixed assets		5.2	3.6
Net cash outflow for capital expenditure and financial investment		(94.4)	(71.9)
Acquisitions			
Purchase of rental businesses and assets (Note 11)		0.5	(8.6)
Equity dividends paid		(13.5)	(12.3)
Cash outflow before use of liquid resources and financing		(16.9)	(22.1)
Management of liquid resources		(0.6)	3.2
Financing			
Issue of shares		1.4	4.4
Increase/(decrease) in debt due within one year		3.0	(33.5)
Increase in debt due beyond one year		12.6	41.8
Net cash inflow from financing		17.0	12.7
Decrease in cash in the period		(0.5)	(6.2)
Reconciliation of net cash flow to movement in net debt			
Decrease in cash in the period		(0.5)	(6.2)
Cash inflow from increase in debt		(15.6)	(8.3)
Cash outflow/(inflow) from movement in liquid resources		0.6	(3.2)
Changes in net debt arising from cash flows		(15.5)	(17.7)
Exchange		(1.5)	(3.7)
Movement in net debt in period		(17.0)	(21.4)
Net debt at beginning of period		(116.2)	(94.8)
Net debt at end of period	*(ii)*	(133.2)	(116.2)

The notes on pages 34 to 48 form part of these Accounts.

(i) Reconciliation of operating profit to net cash inflow from continuing operating activities

	2001 £ million	2000 £ million
Operating profit	**76.2**	68.8
Depreciation and amortisation	**52.4**	44.1
Increase in stocks	**(5.4)**	(4.0)
Increase in debtors	**(1.7)**	(6.0)
Increase in creditors	**4.7**	1.3
Other items not involving the movement of cash	**(2.9)**	(2.9)
Net cash inflow from continuing operating activities	**123.3**	101.3
Included in Other items not involving the movement of cash:		
Gain on sale of tangible fixed assets	**(2.7)**	(2.0)

(ii) Analysis of movement in net debt

	Net debt at 31 Dec 2000 £ million	Cash flow £ million	Translation £ million	Net debt at 31 Dec 2001 £ million
Cash				
Cash at bank and in hand	14.0	(5.9)	–	**8.1**
Overdrafts	(5.4)	5.4	–	**–**
	8.6	(0.5)	–	**8.1**
Liquid resources				
Deposits maturing within one year	1.2	0.6	–	**1.8**
Financing				
Debt due within one year	–	(3.0)	–	**(3.0)**
Debt due after one year	(126.0)	(12.6)	(1.5)	**(140.1)**
	(116.2)	(15.5)	(1.5)	**(133.2)**

Financial Reporting Standard ('FRS') 18 'Accounting Policies' became effective this year. The Directors have reviewed the provisions of FRS 18 and confirmed that it does not require any change in accounting policies. A summary of the more significant accounting policies is set out below.

The Accounts are prepared under the historical cost convention and in accordance with applicable accounting standards.

The Group Accounts consolidate the Accounts of Aggreko plc and all its subsidiary undertakings for the year ended 31 December 2001.

Turnover for the Group represents the amounts earned from the supply of temporary power, temperature control, oil-free compressed air and related services and excludes sales taxes and intra-group sales.

Purchased goodwill (representing the excess of the fair value of the consideration paid over the fair value of the separable net assets acquired) is capitalised as an intangible asset and is amortised over a period of up to 20 years.

Freehold properties are depreciated on a straight line basis over 25 years. Short leasehold properties are depreciated on a straight line basis over the terms of each lease.

Other fixed assets are depreciated on a straight line basis at annual rates estimated to write off the cost of each asset over its useful life from the date it is available for use. The principal periods of depreciation used are as follows:

Rental fleet	8 to 10 years
Vehicles, plant and equipment	4 to 15 years

At individual company level, transactions denominated in foreign currencies are translated at the rate of exchange on the day the transaction occurs or at the contracted rate if the transaction is covered by a forward exchange contract. Assets and liabilities denominated in foreign currency are translated at the exchange rate ruling at the balance sheet date or, if appropriate, at a forward contract rate. Forward foreign currency contracts used to hedge intercompany purchases of tangible fixed assets are taken out at the commitment stage.

On consolidation, assets and liabilities of subsidiary undertakings are translated into sterling at closing rates of exchange. Income and cash flow statements are translated at average rates of exchange for the period. Exchange differences resulting from the retranslation of net investments in subsidiary undertakings at closing rates, together with differences between income statements translated at average rates and closing rates, are dealt with in reserves.

Details of the accounting policies for financial instruments, including hedges, are given in Note 17 to the Accounts.

Deferred taxation is provided in respect of significant timing differences to the extent that such taxation is expected to become payable in the foreseeable future.

Stocks and work in progress are valued at the lower of cost and net realisable value. Cost includes an appropriate allocation of overheads.

[illegible]

(x) Pensions and other post retirement benefits

Contributions to defined benefit pension plans are assessed by qualified actuaries and are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives. The capital cost of *ex gratia* and supplementary pensions is charged to the profit and loss account, to the extent that the arrangements are not covered by the surplus in plans, in the accounting period in which they are granted.

Contributions to defined contribution pension plans are charged to the profit and loss account in the period in which they become chargeable.

The pension cost figures used in these Accounts comply with the current pension cost accounting standard, Statement of Standard Accounting Practice 24 'Accounting for Pension Costs'.

FRS 17 'Retirement Benefits' was issued on 30 November 2000 and will be fully implemented in the Accounts for the year ending 31 December 2003. Under the transitional arrangements permitted by FRS 17, the Group is required to disclose the information contained in Note 24, regarding the pension scheme and the figures that would have been disclosed under FRS 17 in the balance sheet had FRS 17 been fully implemented.

(xi) Leased assets

Rentals under operating leases are charged against operating profit on a straight line basis over the term of the lease.

[illegible]

In the opinion of the Directors, the provision of equipment and related services under rental agreements constitutes one class of business.

	Turnover		Operating profit	
	2001 £ million	2000 £ million	**2001 £ million**	2000 £ million
Europe	**92.4**	78.9	**17.1**	15.0
North America	**163.1**	138.0	**39.9**	34.7
International	**70.3**	62.6	**16.5**	17.1
	325.8	279.5	**73.5**	66.8
Gain on sale of tangible fixed assets			**2.7**	2.0
			76.2	68.8

Turnover to third parties by destination is not materially different from turnover to third parties by origin.

	Net operating assets		Average number of employees	
	2001 £ million	2000 £ million	**2001 Number**	2000 Number
Europe	**90.4**	80.6	**788**	696
North America	**171.4**	141.0	**857**	776
International	**73.4**	62.9	**390**	296
	335.2	284.5	**2,035**	1,768

Reconciliation of net operating assets to net assets

	2001 £ million	2000 £ million
Net operating assets	**335.2**	284.5
Net tax, dividends and interest payable/receivable	**(31.7)**	(29.2)
	303.5	255.3
Net debt	**(133.2)**	(116.2)
Net assets	**170.3**	139.1

	2001 £ million	2000 £ million
Turnover from continuing operations	**325.8**	279.5
Cost of sales	**(131.0)**	(111.9)
Gross profit from continuing operations	**194.8**	167.6
Distribution costs	**(93.0)**	(77.5)
Administrative expenses	**(28.3)**	(23.3)
Other operating income	**2.7**	2.0
Operating profit from continuing operations	**76.2**	68.8

Operating profit is stated after charging/(crediting):

	2001 £ million	2000 £ million
Depreciation of tangible fixed assets	**52.2**	43.9
Amortisation of goodwill	**0.2**	0.2
Gain on sale of tangible fixed assets	**(2.7)**	(2.0)
Operating leases:		
plant, equipment and vehicles	**4.6**	2.9
land and buildings	**3.5**	2.9
Auditors' remuneration:		
audit fees, including Company of £61,214 (2000 – £60,000)	**0.2**	0.2
non audit fees	**0.3**	0.6

Fees and expenses invoiced by the auditors for non audit services include £145,000 (2000 – £131,879) payable in the UK.

	2001 £ million	2000 £ million
Wages and salaries	**59.0**	50.2
Social security costs	**5.6**	5.3
Other pension costs (Note 24)	**2.5**	2.5
	67.1	58.0

Full details of Directors' emoluments are set out in the Remuneration Report on page 26.

	2001 £ million	2000 £ million
Interest payable on:		
Bank loans and overdrafts	**9.7**	8.5
Interest receivable on:		
Bank balances and deposits	**(0.6)**	(0.5)
	9.1	8.0

[illegible]

	2001 £ million	2000 £ million
Tax on profit on ordinary activities:		
UK Corporation tax	**8.0**	3.7
Double taxation relief	**(0.6)**	(0.4)
	7.4	3.3
Overseas taxation	**15.2**	15.9
	22.6	19.2
Deferred taxation (Note 19):		
UK	**(0.7)**	1.6
Overseas	**0.7**	1.7
	22.6	22.5
Under/(over) provision in respect of prior years	**2.2**	(0.3)
	24.8	22.2

[illegible]

	2001 £ million	2001 per share (p)	2000 £ million	2000 per share (p)
Equity dividends (net):				
Interim	**5.6**	**2.10**	5.2	1.95
Proposed final	**8.6**	**3.20**	7.9	2.95
	14.2	**5.30**	13.1	4.90

[illegible]

	Earnings £ million	2001 Weighted average number of shares	Per share amount (p)	Earnings £ million	2000 Weighted average number of shares	Per share amount (p)
Basic EPS:						
Earnings available to ordinary shareholders	**42.3**	**268,018,799**	**15.77**	38.6	265,848,848	14.51
Effect of dilutive securities:						
Executive options – October 1997	**–**	**–**		–	970,477	
Sharesave options – May 1998	**–**	**512,669**		–	577,276	
Executive options – September 1998	**–**	**73,325**		–	94,936	
Sharesave options – May 1999	**–**	**228,938**		–	229,913	
Executive options – September 1999	**–**	**161,946**		–	143,985	
Executive options – March 2000	**–**	**54,657**		–	28,913	
Sharesave options – April 2000	**–**	**135,208**		–	95,476	
Executive options – October 2001	**–**	**21,309**		–	–	
Diluted EPS	**42.3**	**269,206,851**	**15.70**	38.6	267,989,824	14.40

The result of the Group includes £22.3 million (2000 – £22.2 million) attributable to the Company. As permitted under Section 230 of the Companies Act 1985, the Company has not published a separate profit and loss account.

On 14 March 2000 Aggreko Inc. acquired Ingersoll-Rand's North American rental fleet of oil-free air compressors and accessories for $13.0 million (£8.6 million). As part of the consideration it was agreed that should future capital expenditure on specific equipment reach a certain level, then rebates to this consideration would be receivable. Rebates totalling $0.8 million (£0.5 million) have been received during the year and goodwill has been adjusted accordingly. No other adjustments to fair values are considered necessary.

	Goodwill £ million
Cost:	
At 1 January 2001	4.9
Exchange differences	0.1
Revision to total consideration for prior year acquisition (Note 11)	(0.5)
At 31 December 2001	**4.5**
Accumulated amortisation:	
At 1 January 2001	0.3
Charge for the year	0.2
At 31 December 2001	**0.5**
Net book values:	
At 31 December 2001	**4.0**
At 31 December 2000	4.6

[illegible]

	Group					Company
	Freehold properties £ million	Short leasehold properties £ million	Rental fleet £ million	Vehicles plant and equipment £ million	Total £ million	Total £ million
Cost:						
At 1 January 2001	20.1	3.6	443.1	27.0	493.8	0.6
Reclassifications	(0.2)	–	(0.4)	0.6	–	–
Exchange differences	0.4	–	3.8	0.3	4.5	–
Additions	1.9	0.5	92.3	4.9	99.6	0.9
Disposals	–	–	(14.5)	(1.7)	(16.2)	(0.1)
At 31 December 2001	**22.2**	**4.1**	**524.3**	**31.1**	**581.7**	**1.4**
Accumulated depreciation:						
At 1 January 2001	5.0	1.1	216.9	17.7	240.7	0.4
Reclassifications	–	–	(0.3)	0.3	–	–
Exchange differences	0.1	–	1.8	0.1	2.0	–
Charge for the year	0.8	0.3	47.4	3.7	52.2	0.1
Disposals	–	–	(12.4)	(1.3)	(13.7)	–
At 31 December 2001	**5.9**	**1.4**	**253.4**	**20.5**	**281.2**	**0.5**
Net book values:						
At 31 December 2001	**16.3**	**2.7**	**270.9**	**10.6**	**300.5**	**0.9**
At 31 December 2000	15.1	2.5	226.2	9.3	253.1	0.2

The tangible fixed assets of the Company comprise vehicles and equipment.

[illegible]

	Company £ million
Cost of investments in subsidiary undertakings:	
At 31 December 2001 and 2000	**53.0**

Details of the Company's principal subsidiary undertakings are set out in Note 26.

[illegible]

	Group	
	2001 £ million	2000 £ million
Raw materials and consumables	**23.4**	16.8
Work in progress	**1.7**	2.8
	25.1	19.6

[illegible]

	Group		Company	
	2001 £ million	2000 £ million	**2001 £ million**	2000 £ million
Trade debtors	**49.5**	49.3	–	–
Other debtors	**2.5**	1.4	–	0.3
Prepayments and accrued income	**4.6**	3.9	**0.1**	0.1
Amounts due from subsidiary undertakings	–	–	**255.2**	220.0
	56.6	54.6	**255.3**	220.4

	Group 2001 £ million	Group 2000 £ million	Company 2001 £ million	Company 2000 £ million
Net borrowings	**133.2**	116.2	**151.7**	125.4
Net borrowings are analysed as follows:				
Long-term borrowings:				
Loans	**140.1**	126.0	**140.1**	126.0
Total long-term borrowings	**140.1**	126.0	**140.1**	126.0
Short-term borrowings:				
Loans and overdrafts	**3.0**	5.4	**11.8**	–
Total short-term borrowings	**3.0**	5.4	**11.8**	–
Total borrowings	**143.1**	131.4	**151.9**	126.0
Liquid funds:				
Liquid resources	**(1.8)**	(1.2)	**(0.2)**	–
Cash at bank and in hand	**(8.1)**	(14.0)	**–**	(0.6)
Net borrowings	**133.2**	116.2	**151.7**	125.4

Liquid resources comprise term deposits of less than one year.

Short-term debtors and creditors

With the exception of the currency exposures at (viii), short-term debtors and creditors have been excluded from all of the following disclosures.

Interest rate risk profile of financial liabilities

The interest rate risk profile of the Group's financial liabilities at 31 December 2001, after taking account of the interest rate swaps and forward rate agreements used to manage the interest profile, was:

Currency:	Floating rate £ million	Fixed rate £ million	Total £ million	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	25.1	30.0	55.1	6.2	1.0
US Dollar	16.0	48.3	64.3	6.3	1.0
Euro	0.2	23.5	23.7	5.7	1.0
At 31 December 2001	**41.3**	**101.8**	**143.1**		
Sterling	14.9	30.0	44.9	6.8	1.0
US Dollar	15.7	46.8	62.5	7.1	1.0
Euro	–	24.0	24.0	5.7	1.0
At 31 December 2000	30.6	100.8	131.4		

All the Group's creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liability, such as tax balances.

17 Borrowings (continued)

The effect of the Group's interest rate swaps and forward rate agreements is to classify £101.8 million (2000 – £100.8 million) of borrowings in the above table as fixed rate.

Floating rate financial liabilities bear interest at rates, based on relevant national LIBOR (London Interbank Offered Rate) equivalents, which are normally fixed in advance for periods of between one and three months.

(iii) Interest rate risk of financial assets

Currency:	Cash at bank and in hand £ million	Short-term deposits £ million	Total £ million
Sterling	0.6	0.5	1.1
US Dollar	3.3	0.6	3.9
Euro	2.1	–	2.1
Other currencies	2.1	0.7	2.8
At 31 December 2001	**8.1**	**1.8**	**9.9**
Sterling	0.1	0.1	0.2
US Dollar	4.4	0.1	4.5
Euro	6.8	–	6.8
Other currencies	2.7	1.0	3.7
At 31 December 2000	14.0	1.2	15.2

All of the above cash and short-term deposits are floating rate and earn interest based on relevant national LIBID (London Interbank Bid Rate) equivalents or government bond rates.

(iv) Maturity of financial liabilities

The maturity profile of the carrying amount of the Group's financial liabilities, other than short-term creditors such as trade creditors and accruals, at 31 December 2001 was as follows:

	2001 £ million	2000 £ million
Within 1 year, or on demand	**3.0**	5.4
Between 1 and 2 years	**–**	–
Between 2 and 5 years	**140.1**	126.0
	143.1	131.4

(v) Borrowing facilities

The Group has the following undrawn committed floating rate borrowing facilities available at 31 December 2001 in respect of which all conditions precedent had been met at that date:

	2001 £ million	2000 £ million
Expiring within 1 year	**–**	10.0
Expiring between 1 and 2 years	**–**	–
Expiring between 2 and 5 years	**59.9**	64.0
	59.9	74.0

All facilities incur commitment fees at market rates.

[illegible]

The following table provides a comparison by category of the carrying amounts and the fair values of the Group's financial assets and financial liabilities at 31 December 2001. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values.

	2001 Book value £ million	2001 Fair value £ million	2000 Book value £ million	2000 Fair value £ million
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings	**(3.0)**	**(3.0)**	(5.4)	(5.4)
Long-term borrowings	**(140.1)**	**(140.1)**	(126.0)	(126.0)
Short-term deposits	**1.8**	**1.8**	1.2	1.2
Cash at bank and in hand	**8.1**	**8.1**	14.0	14.0
Derivative financial instruments held to manage the interest rate profile:				
Interest rate swaps	**–**	**(0.1)**	–	(0.3)
Forward rate agreements	**–**	**–**	–	(0.4)

[illegible]

Interest rate swaps, forward rate agreements and forward foreign currency contracts
Fair value is based on market price of these instruments at the balance sheet date.

Short-term deposits and borrowings
The fair value of short-term deposits, loans and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

Long-term borrowings
In the case of bank loans and other loans, the fair value approximates to the carrying value reported in the balance sheet as the majority are floating rate where payments are reset to market rates at intervals of less than one year.

[illegible]

As explained in the financial review on pages 14 and 15, to mitigate the effect of the currency exposures arising from its net investments overseas the Group borrows in the local currencies of its main operating units. Gains and losses arising on net investments overseas and the financial instruments used to hedge the currency exposures are recognised in the statement of total recognised gains and losses.

The table opposite shows the extent to which group companies have net monetary assets in currencies other than their local currency, after taking into account the effect of forward foreign currency contracts. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the group companies and the Group.

[illegible]

Net foreign currency monetary assets /(liabilities)

Functional currency of group operation:	Sterling £ million	US Dollar £ million	Euro £ million	Other currencies £ million	2001 Total £ million
Sterling	–	0.5	1.5	0.2	2.2
US Dollar	(0.3)	–	–	–	(0.3)
Euro	(0.1)	–	–	–	(0.1)
Other currencies	(0.1)	(0.4)	–	0.8	0.3
At 31 December 2001	**(0.5)**	**0.1**	**1.5**	**1.0**	**2.1**

	Sterling £ million	US Dollar £ million	Euro £ million	Other currencies £ million	2000 Total £ million
Sterling	–	0.2	4.8	1.1	6.1
US Dollar	–	–	–	–	–
Euro	(1.0)	–	(1.0)	0.4	(1.6)
Other currencies	0.1	0.4	–	0.6	1.1
At 31 December 2000	(0.9)	0.6	3.8	2.1	5.6

Hedges

As explained in the financial review on pages 14 and 15, the Group's policy is to hedge the following exposures:

Interest rate risk – using interest rate swaps and forward rate agreements.

Currency risk – using forward foreign currency contracts for foreign currency debtors and creditors. Forward foreign currency contracts are also used for currency exposures on contracted sales and committed purchases.

The table below shows the extent to which the Group has off-balance sheet (unrecognised) gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

All the gains and losses on maturity of the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

	2001 Total gains/ (losses) £ million	2000 Total gains/ (losses) £ million
Unrecognised (losses)/gains on hedges at 1 January 2001	**(0.7)**	0.4
Arising in previous years recognised in 2001 income	**0.7**	(0.4)
Gains/(losses) arising before 1 January 2001 that were not recognised in 2001	**-**	–
Losses arising in 2001 that were not recognised in 2001	**(0.1)**	(0.7)
Unrecognised losses on hedges at 31 December 2001	**(0.1)**	(0.7)

The above unrecognised losses are expected to be recognised in 2002 income.

Financial instruments held for trading purposes

The Group does not trade in financial instruments.

	Group		Company	
	2001 £ million	2000 £ million	2001 £ million	2000 £ million
Trade creditors	**14.6**	15.0	**–**	–
Other taxation and social security payable	**3.3**	2.9	**–**	–
Other creditors	**10.3**	11.1	**–**	0.1
Accruals and deferred income	**23.3**	18.7	**2.6**	1.5
Corporation tax	**6.9**	5.8	**0.2**	1.4
Dividends payable	**8.6**	7.9	**8.6**	7.9
Amounts owed to subsidiary undertakings	**–**	–	**68.1**	68.7
	67.0	61.4	**79.5**	79.6

	Group		Company	
	2001 £ million	2000 £ million	2001 £ million	2000 £ million
Deferred taxation:				
Balance bought forward	**15.2**	10.5	**(0.1)**	(0.1)
Currency retranslation	**0.5**	1.4	**–**	–
Profit and loss account (Note 7)	**–**	3.3	**0.1**	–
	15.7	15.2	**–**	(0.1)

Deferred taxation is provided entirely in respect of fixed asset timing differences. Other timing differences are not significant. The potential amount not provided in respect of fixed asset timing differences at 31 December 2001 was £8.1 million (2000 – £8.1 million).

	2001 Number	2001 £000	2000 Number	2000 £000
Authorised:				
Ordinary shares of 20p each	**349,750,010**	**69,950**	349,750,010	69,950
Redeemable preference shares of 25p each	**199,998**	**50**	199,998	50
		70,000		70,000
Allotted, called up and fully paid:				
Ordinary shares of 20p each	**268,390,336**	**53,678**	267,705,528	53,541
Redeemable preference shares of 25p each	**–**	**–**	–	–
		53,678		53,541

During the year 684,808 Ordinary shares of 20p each have been issued at prices ranging from £1.53 to £4.4425 to satisfy the exercise of options under the Executive Share Option Scheme and Savings-Related Share Option Schemes ('Sharesaves') by eligible employees.

Details of outstanding options to subscribe for the Company's Ordinary shares are set out in Note 27.

	Group			Company		
	Share premium account £ million	Profit and loss account £ million	Other reserves (exchange) £ million	Share premium account £ million	Profit and loss account £ million	Other reserves (exchange) £ million
At 1 January 2001	4.0	86.1	(4.5)	4.0	11.2	–
Premium on issue of shares	1.6	(0.4)	–	1.6	(0.4)	–
Retained profit for the financial year	–	28.1	–	–	8.1	–
Other recognised gains/(losses)	–	–	1.7	–	–	(0.2)
Transfer of realised exchange losses	–	–	–	–	(0.2)	0.2
At 31 December 2001	**5.6**	**113.8**	**(2.8)**	**5.6**	**18.7**	**–**

	Called up share capital £ million	Share premium account £ million	Profit and loss account £ million	Other reserves (exchange) £ million	Capital and reserves £ million
Group:					
Profit for the financial year	–	–	42.3	–	42.3
Dividends	–	–	(14.2)	–	(14.2)
Other recognised gains	–	–	–	1.7	1.7
New share capital subscribed	0.2	1.6	(0.4)	–	1.4
Net addition to shareholders' funds	0.2	1.6	27.7	1.7	31.2
Opening shareholders' funds	53.5	4.0	86.1	(4.5)	139.1
Closing shareholders' funds	**53.7**	**5.6**	**113.8**	**(2.8)**	**170.3**

	Called up share capital £ million	Share premium account £ million	Profit and loss account £ million	Other reserves (exchange) £ million	Capital and reserves £ million
Company:					
Profit for the financial year	–	–	22.3	–	22.3
Dividends	–	–	(14.2)	–	(14.2)
Other recognised losses	–	–	–	(0.2)	(0.2)
Transfer of realised exchange losses	–	–	(0.2)	0.2	–
New share capital subscribed	0.2	1.6	(0.4)	–	1.4
Net addition to shareholders' funds	0.2	1.6	7.5	–	9.3
Opening shareholders' funds	53.5	4.0	11.2	–	68.7
Closing shareholders' funds	**53.7**	**5.6**	**18.7**	**–**	**78.0**

	Group	
	2001 £ million	2000 £ million
Capital expenditure: contracted but not provided for	**10.5**	20.2
Annual commitments under operating leases are analysed as follows:		
Land and buildings:		
Expiring in the first year	**0.8**	0.7
Expiring in the second to fifth years	**3.1**	2.8
Expiring after the fifth year	**0.6**	0.9
	4.5	4.4
Plant, equipment and vehicles:		
Expiring in the first year	**0.9**	0.6
Expiring in the second to fifth years	**2.9**	2.6
	3.8	3.2

Financial instruments

Details of commitments in respect of financial instruments are disclosed in Note 17.

The Group operates a pension scheme for UK employees. The Aggreko plc Pension Scheme ('the Scheme') is a funded, contributory, defined benefit scheme. Assets are held separately from those of the Aggreko Group under the control of individual Trustees. The Scheme is subject to valuations at intervals of not more than three years by independent actuaries.

A valuation of the Scheme was carried out as at 31 December 2000 using the projected unit method to determine the level of contributions to be made by the Group. The actuaries have adopted a valuation basis linked to market conditions at the valuation date. Assets have been taken at market value. The principal actuarial assumptions used were:

Return on investments	6.5%
Growth in average pay levels	4.5%
Increase in pensions	2.5%

At the valuation date, the market value of the Scheme's assets was £15,395,011. The assessed value of these assets was sufficient to cover 104% of the benefits that had accrued to members, after making allowance for future increases in earnings.

The surplus of assets is being amortised over 15 years, the average remaining service lifetime of the members.

The pension cost attributable to Aggreko Group employees in the UK for 2001 was £1.1 million (2000 – £0.9 million).

Pension arrangements for overseas employees vary, and schemes reflect best practice and regulation in each particular country. The charge against profit is the amount of contribution payable to the pension scheme in respect of the accounting period. The pension cost attributable to overseas employees for 2001 was £1.4 million (2000 – £1.6 million).

The pension cost figures incorporated in these Accounts comply with the current pension cost accounting standard, Statement of Standard Accounting Practice 24. FRS 17 'Retirement Benefits' was issued on 30 November 2000 and must be fully implemented in the Accounts for the year ending 31 December 2003. Under the transitional arrangements allowed by the standard, the Group is required to disclose the following information about the scheme and the figures that would have been shown in the balance sheet had FRS 17 been fully implemented.

The Group operates a defined benefit scheme in the UK. A full actuarial valuation was carried out at 31 December 2000 and was updated to 31 December 2001 by a qualified independent actuary. The major assumptions used in this update by the actuary were:

Rate of increase in salaries	4.0%
Rate of increase in deferred payments	2.5%
Rate of increase in pensions payment	2.5%
Discount rate	6.0%
Inflation assumption	2.5%

The assets in the scheme and the expected rate of return were:

	Long term rate of return expected at 31 Dec 2001	Value at 31 Dec 2001 £ million
Equities	8.0%	9.2
Gilts	5.0%	2.3
Bonds	6.0%	0.5
Other	6.0%	0.1
Total		**12.1**

The following amounts at 31 December 2001 were measured in accordance with the requirements of FRS 17:

Total market value of assets	12.1
Present value of scheme liabilities	(15.9)
Deficit in the scheme	(3.8)
Related deferred tax liability	–
Net pension liability	(3.8)

The Group has agreed with the Trustees to pay a contribution of 14.1% of pensionable salaries.

If the above amounts had been recognised in the Accounts, the Group's net assets and profit and loss account reserve at 31 December 2001 would have been as follows:

	31 Dec 2001 £ million
Net assets excluding pension liability	170.3
Pension liability	(3.8)
Net assets including pension liability	166.5
Profit and loss account reserve excluding pension liability	113.8
Pension liability	(3.8)
Profit and loss account reserve including pension liability	110.0

During 2001 a subsidiary undertaking purchased manufacturing supplies to the value of £590,917 (2000 – £767,147) from the JBD Holdings Ltd group, a group in which Mr D J Yorke holds a beneficial interest of 30%. The balance owed to the JBD Holdings Ltd group as at 31 December 2001 was £85,375 (2000 – £113,252). Mr D J Yorke retired as a Director of Aggreko plc on 25 April 2001.

The principal subsidiary undertakings of Aggreko plc at the year end, and the main countries in which they operate, are shown below. All companies are wholly owned and, unless otherwise stated, incorporated in Great Britain or in the principal country of operation and are involved in the supply of specialist power, temperature control, oil-free air compressors and related equipment.

All shareholdings are of ordinary shares or other equity capital.

Aggreko Holdings Limited †	UK
Aggreko UK Limited	UK
Aggreko International Projects Limited	UK
Aggreko Euro Holdings BV †	Netherlands
Aggreko Americas Holdings BV †	Netherlands
Aggreko Rest of World Holdings BV †	Netherlands
Aggreko Inc.	USA
Aggreko Holdings Inc. †	USA
Aggreko Investments BV †	Netherlands
Aggreko Nederland BV	Netherlands
Aggreko Belgium NV	Belgium
Aggreko Deutschland GmbH	Germany
Aggreko Norway AS	Norway
Aggreko France SARL	France
Aggreko (Singapore) PTE Limited	Singapore
Aggreko Generator Rentals Pty Limited	Australia
Aggreko (Middle East) Limited	Middle East*
Aggreko Canada, Inc.	Canada
Aggreko SA de CV	Mexico

* Registered in Cyprus
† Intermediate holding companies

Other subsidiary undertakings, whilst included in the consolidated Accounts, are not material.

Options outstanding over Ordinary shares as at 31 December 2001 (including those of the Executive Directors), together with the exercise prices and dates of exercise, are as follows:

	Price per share (£)	Exercise date	2001 Number	2000 Number
Sharesave – May 1998	**1.53**	**May 2001**	**–**	364,334
	1.53	**May 2003**	**586,132**	608,223
Executive Share Option Scheme – September 1998	**1.55**	**September 2001**	**–**	161,387
Sharesave – May 1999	**1.69**	**May 2002**	**165,621**	186,842
	1.69	**May 2004**	**213,593**	230,376
Executive Share Option Scheme – September 1999	**2.94**	**September 2002**	**521,385**	657,440
Executive Share Option Scheme – March 2000	**3.30**	**March 2003**	**241,639**	266,639
Sharesave – April 2000	**2.47**	**April 2003**	**173,713**	207,566
	2.47	**April 2005**	**147,585**	164,635
Executive Share Option Scheme – August 2000	**4.28**	**August 2003**	**762,481**	873,384
Executive Share Option Scheme – March 2001	**4.575**	**March 2004**	**495,747**	–
Executive Share Option Scheme – August 2001	**4.37**	**August 2004**	**625,685**	–
Sharesave – October 2001	**3.07**	**October 2004**	**485,011**	–
	3.07	**October 2006**	**184,329**	–
			4,602,921	3,720,826

Notice is hereby given that the Annual General Meeting of Aggreko plc (the 'Company') will be held at the Hilton Hotel, 1 William Street, Glasgow on Wednesday 24 April 2002 at 11 a.m.

Agenda

Routine Business

Resolution 1
To receive the reports of the Directors and Auditors and to adopt the Company's Accounts for the year ended 31 December 2001.

Resolution 2
To declare a final dividend on the ordinary shares.

Resolution 3
To re-elect Mr F A B Shepherd

Resolution 4
To re-elect Mr P G Rogerson

Resolution 5
To elect Mr N H Northridge

Resolution 6
To re-appoint PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration.

Special Business

To consider the following as an ordinary resolution:

Resolution 7
That the Directors be and are hereby authorised to adopt the Aggreko US Stock Purchase Plan in the form presented to the meeting, and to do all acts and things necessary to give effect to the same.

To consider the following as a special resolution:

Resolution 8
The Board of Directors of the Company (the 'Directors') be and they are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the 'Act') to allot equity securities (as defined in Section 94(2) of the Act) for cash, pursuant to the authority conferred by Resolution 13 passed at the Annual General Meeting of the Company held on 29 April 1998, as if Section 89(1) of the Act did not apply to such allotment, PROVIDED THAT this power shall be limited to:

(i) The allotment of equity securities for cash in connection with or pursuant to a rights issue or any other offer in favour of the holders of equity securities and other persons entitled to participate therein in proportion (as nearly as may be practicable) to the respective numbers of equity securities then held by them (or, as appropriate, the number of such securities which such other persons are for those purposes deemed to hold), but subject to such exclusions or other arrangements as the Directors may consider necessary, expedient or appropriate to deal with any fractional entitlements or legal or practical difficulties which may arise under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise; and

(ii) The allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £2,680,000; and

shall expire on the earlier of 23 July 2003 and the conclusion of the Annual General Meeting of the Company held in 2003, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

To consider the following as a special resolution:

Resolution 9

The Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 20p each in the Company ('Ordinary Shares') PROVIDED THAT:

(i) the maximum number of Ordinary Shares hereby authorised to be acquired is 26,800,000;

(ii) the maximum price which may be paid for any such Ordinary Share is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased and the minimum price which may be paid for any such share is 20p (in each case exclusive of associated expenses); and

(iii) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 18 months from the date of this resolution, whichever is the earlier; but a contract of purchase may be made before such expiry which will or may be completed wholly or partly thereafter, and a purchase of Ordinary Shares may be made in pursuance of any such contract.

By order of the Board

A Paul Allen
Secretary
12 March 2002

Any shareholder entitled to attend and vote at this meeting may appoint one or more proxies, who need not be shareholders of the Company, to attend and, on a poll, vote on his/her behalf. To be effective, the enclosed form of proxy, together with any power of attorney or other authority under which it is signed or a certified copy thereof, should be lodged at the office of the Company's Registrars not later than 48 hours before the time of the meeting. Appointment of a proxy will not prevent a member from attending the meeting and voting in person.

The following documents will be available for inspection at the registered office of the Company during business hours from the date of this notice until the date of the Annual General Meeting and on that day at the Hilton Hotel, 1 William Street, Glasgow from 10.45 a.m. until the conclusion of the meeting.

1. The register of interests of Directors and of their families (where relevant) in the share capital of the Company during the year.
2. Copies of all contracts of service under which Directors are employed by the Company or any of its subsidiary undertakings.
3. A copy of the rules of the Aggreko US Stock Purchase Plan.

Low-Cost Share Dealing Service

Hoare Govett Limited provide a low-cost share dealing service in Aggreko plc shares which enables investors to buy or sell for a brokerage fee of 1% (plus 0.5% stamp duty on purchases) with a minimum charge of £10. Details may be obtained by telephoning Hoare Govett Limited Service Helplines 020 7661 6617 (sales) and 020 7661 6616 (purchases). Please note that this service is only available for dealing by post.

Payment of Dividends by BACS

Many shareholders have already arranged for dividends to be paid by mandate directly to their Bank or Building Society account. The Company mandates dividends through the BACS (Bankers' Automated Clearing Services) system. The benefit to shareholders of the BACS payment method is that the Registrar posts the tax vouchers directly to them, whilst the dividend is credited on the payment date to the shareholder's Bank or Building Society account. Shareholders who have not yet arranged for their dividends to be paid direct to their Bank or Building Society account and wish to benefit from this service should request the Company's Registrar to send them a Dividend/Interest mandate form or alternatively complete the mandate form accompanying their dividend warrant and tax voucher in May.

Officers and Advisers

Secretary and Registered Office
A Paul Allen
Ailsa Court
121 West Regent Street
GLASGOW G2 2SD
United Kingdom
Tel 0141 225 5900
Fax 0141 225 5949
Company No. 177553

Registrars and Transfer Office
Capita IRG Plc
Balfour House
390/398 High Road
ILFORD
Essex
IG1 1NQ
United Kingdom
Tel 0870 162 3100

Stockbrokers
Cazenove – London
Hoare Govett Limited – London

Auditors
PricewaterhouseCoopers – Glasgow
Chartered Accountants

Financial Calendar

	Year ended 31 December 2001	6 Months ending 30 June 2002
Results announced	26 February 2002	Late August 2002
Report posted	14 March 2002	Early September 2002
Annual General Meeting	24 April 2002	
Ex-dividend date	24 April 2002	Late October 2002
Dividend record date	26 April 2002	Late October 2002
Dividend payment date	24 May 2002	Late November 2002

Year ended	Dec 97	Dec 98	Dec 99	Dec 00	Dec 01
[illegible]	163.3	178.9	226.0	279.5	325.8
[illegible]	36.1	42.3	53.7	66.8	73.5
[illegible] %	22.1	23.6	23.8	23.9	22.6
[illegible]	(5.5)	(6.1)	(5.8)	(8.0)	(9.1)
[illegible]	33.2	39.3	51.3	60.8	67.1
[illegible]	8.15	9.48	12.27	14.40	15.70
[illegible]	154.9	186.4	226.4	284.5	335.2
[illegible]	(75.1)	(83.1)	(94.8)	(116.2)	(138.2)
[illegible]	68.5	80.9	103.6	139.1	170.3
[illegible] %	24.9	26.6	27.7	26.9	24.6

DESIGNED AND PRODUCED BY TAYBURN CORPORATE | EDINBURGH · NEWCASTLE
Photography: Sydney (p4/5): Getty Images; Skier (p8/9): Allsport/Still Moving Picture Company

HEAD OFFICE
AGGREKO PLC
121 WEST REGENT STREET
GLASGOW G2 2SD
UNITED KINGDOM
TELEPHONE 0141 225 5900
FAX 0141 225 5949

www.aggreko.com